                                                                  Rule 424(b)(2)
                                                               File No. 33-64167

         Prospectus Supplement to Prospectus dated November 14, 1995.

PROSPECTUS SUPPLEMENT/OFFER TO PURCHASE

     OFFER TO EXCHANGE OR PURCHASE EACH OUTSTANDING SHARE OF COMMON STOCK,
                         PAR VALUE FF 10 PER SHARE, OF
                                CARNAUDMETALBOX
   FOR 1.086 UNITS, EACH UNIT CONSISTING OF .75 SHARES OF COMMON STOCK, PAR VALUE $5.00 PER SHARE, AND .25 SHARES OF 4.5% CONVERTIBLE PREFERRED STOCK,
                       PAR VALUE $41.8875 PER SHARE, OF
                        CROWN CORK & SEAL COMPANY, INC.
                                      OR
                                FF 225 IN CASH

  THE EXPIRATION DATE FOR THE OFFER IS 11:59 P.M., PARIS TIME, 10:59 P.M., LONDON TIME, AND 5:59 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 1, 1996, UNLESS THE OFFER IS EXTENDED. ANNOUNCEMENT OF THE RESULTS OF THE OFFER WILL BE MADE WITHIN APPROXIMATELY TEN BUSINESS DAYS AFTER THE EXPIRATION DATE. WITHDRAWAL RIGHTS WILL NOT BE AVAILABLE FOLLOWING THE EXPIRATION OF THE OFFER.

  THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE VOTING POWER OF CARNAUDMETALBOX BASED ON THE NUMBER OF OUTSTANDING SHARES (AND OPTIONS TO ACQUIRE SHARES) OF COMMON STOCK, PAR VALUE FF 10 PER SHARE ("CARNAUDMETALBOX SHARES"), ON DECEMBER 19, 1995 AND ASSUMING LOSS OF ALL DOUBLE VOTING RIGHTS OF THE CARNAUDMETALBOX SHARES TO BE ACQUIRED BY CROWN CORK & SEAL COMPANY, INC. ("CROWN") OR ITS SUBSIDIARIES. SEE "THE OFFER--MINIMUM CONDITION" IN THIS PROSPECTUS SUPPLEMENT.

  THE SUPERVISORY BOARD OF CARNAUDMETALBOX HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE INTEREST OF CARNAUDMETALBOX AND ITS SHAREHOLDERS, AND HAS UNANIMOUSLY RECOMMENDED THAT CARNAUDMETALBOX SHAREHOLDERS ACCEPT THE OFFER.

                               ----------------

  This Prospectus Supplement/Offer to Purchase (the "Prospectus Supplement"), together with the Proxy Statement/Prospectus of Crown dated November 14, 1995 (the "Prospectus"), constitutes the prospectus of Crown with respect to offers and sales by Crown in the United States and to U.S. persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended (the "Securities Act")), and reoffers and resales from time to time into the United States and to U.S. persons, of shares of Common Stock, par value $5.00 per share ("Crown Common Stock"), of Crown and shares of 4.5% Convertible Preferred Stock, par value $41.8875 per share ("Crown Acquisition Preferred Stock"), of Crown issued in connection with the offer described herein to the extent that such offers, sales, reoffers and resales are not exempt from registration under the Securities Act. This Prospectus Supplement, together with the accompanying Prospectus, also constitutes the Offer to Purchase for offers in the United States and to CarnaudMetalbox shareholders who are persons described in the preceding sentence with respect to the cash portion of the offer described herein.

  FOR INFORMATION ON THE TENDER PROCEDURES FOR THE OFFER DESCRIBED HEREIN, SEE "THE OFFER--TENDER PROCEDURES" IN THIS PROSPECTUS SUPPLEMENT.

  Capitalized terms not otherwise defined in this Prospectus Supplement have the meanings set forth in the Prospectus. For definitions of selected defined terms, see "GLOSSARY OF SELECTED DEFINED TERMS" in the Prospectus.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                  THE U.S. DEALER MANAGERS FOR THE OFFER ARE:

CS First Boston Corporation             Societe Generale Securities Corporation

January 3, 1996

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OTHER THAN THE INFORMATION OR REPRESENTATIONS CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CROWN. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO EXCHANGE OR A SOLICITATION OF AN OFFER TO EXCHANGE SECURITIES IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE OFFER REFERRED TO HEREIN OR THEREIN IS NOT BEING MADE BY MEANS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER BY MEANS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, CROWN MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO MAKE THE OFFER IN ANY SUCH JURISDICTION AND EXTEND THE OFFER BY MEANS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO HOLDERS OF SHARES OF CARNAUDMETALBOX IN SUCH JURISDICTION. IN THE UNITED STATES, IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON BEHALF OF CROWN BY CS FIRST BOSTON CORPORATION, SOCIETE GENERALE SECURITIES CORPORATION OR ONE OR MORE REGISTERED BROKERS OR DEALERS WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY EXCHANGE OR SALE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CROWN SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES HEREOF OR THEREOF.

                               ----------------

  THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS HAVE NOT RECEIVED THE VISA OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE. ACCORDINGLY, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT BE USED TO MAKE OFFERS OR SALES IN FRANCE IN CONNECTION WITH THE OFFER DESCRIBED HEREIN AND THEREIN.

                               ----------------

  IN CONNECTION WITH THE OFFER, CROWN AND CERTAIN OF ITS ADVISORS (OR THEIR AFFILIATES) MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN CARNAUDMETALBOX SHARES OR OPTIONS ON SUCH SHARES PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7 AND 10b-13 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "THE OFFER--GENERAL" IN THE PROSPECTUS.

                             AVAILABLE INFORMATION

  Crown has filed with the Commission des operations de bourse, the administrative agency of the Republic of France responsible for overseeing the French securities markets (the "COB"), a document de reference and a note d'information with respect to the offer described herein. The note d'information and the document de reference have also been used to apply for listing of shares of Crown Common Stock and Crown Acquisition Preferred Stock on the Cote officielle (the "Official List") of the Bourse de Paris (the "Paris Stock Exchange"). On December 28, 1995, the COB issued a visa, or approval, on the note d'information and its use in connection with the offer described herein. Crown has also submitted the terms of the offer described herein for approval by the Conseil des bourses de valeurs, the self-regulatory organization that has general supervisory authority over French stock exchanges (the "CBV"). On December 22, 1995, the Societe des bourses francaises, the financial institution responsible for the supervision of trading in listed shares on French stock exchanges (the "SBF"), on behalf of the CBV, issued a notice declaring the terms of the offer described herein acceptable to the CBV. See "THE OFFER--Regulatory Approvals" in this Prospectus Supplement for additional information in respect of the approvals and authorizations of the CBV and the COB.

  Crown has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to offers and sales by Crown in the United States and to U.S. persons, and reoffers and resales from time to time into the United States and to U.S. persons, of shares of Crown Common Stock and Crown Acquisition Preferred Stock issued in the offer described herein to the extent that such offers, sales, reoffers and resales are not exempt from registration under the Securities Act. This Prospectus Supplement and the accompanying Prospectus do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to Crown and the securities offered hereby.

  The offer document used in the United States or with respect to certain U.S. persons in connection with the offer described herein consists of this Prospectus Supplement and the accompanying Prospectus (including as they may be amended or supplemented, whether by means of incorporation by reference into the Registration Statement or otherwise). This Prospectus Supplement should be read in conjunction with the Prospectus.

  See also "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in the Prospectus with respect to additional available information in respect of the offer described herein, including Crown's Current Reports on Form 8-K filed December 15, 1995 and January 2, 1996. Any request for documents referred to in "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" should be directed to: Crown Cork & Seal Company, Inc., 9300 Ashton Road, Philadelphia, PA 19136 (telephone number (215) 698-5208), Attention: Richard
L. Krzyzanowski, Executive Vice President, Secretary and General Counsel. In order to ensure timely delivery of the documents, any request should by made by January 17, 1996.

                                   THE OFFER

GENERAL

  Crown hereby offers, upon the terms and subject to the conditions set forth in this Prospectus Supplement and the accompanying Prospectus (the "Offer"), to exchange or purchase each CarnaudMetalbox Share validly tendered in the Offer for, at the election of the holder, either (1) 1.086 Units, each Unit consisting of (x) .75 shares of Crown Common Stock and (y) .25 shares of Crown Acquisition Preferred Stock, with cash (in French francs) being paid in lieu of any fractional share interest, or (2) FF 225 in cash. The ratio of 1.086 Units for each CarnaudMetalbox Share is referred to herein as the "Exchange Ratio." For a description of the determination of the Exchange Ratio, see "SUMMARY--The Offer--Exchange Ratio and Market Value of Crown Common Stock" in the Prospectus. The "Expiration Date" for the Offer is 11:59 p.m., Paris time, 10:59 p.m., London time, and 5:59 p.m., New York City time, on Thursday, February 1, 1996, unless the Offer is extended. The Offer is being made as an Offre publique d'echange a titre principal assortie d'une offre publique d'achat a titre subsidiaire, or public exchange offer with a secondary cash offer, under French law for all of the outstanding CarnaudMetalbox Shares pursuant to an Exchange Offer Agreement, dated as of May 22, 1995, as amended (the "Exchange Offer Agreement"), between Crown and Compagnie Generale d'Industrie et de Participations ("CGIP"), a societe anonyme organized under the laws of the Republic of France and the principal shareholder of CarnaudMetalbox.

  As set forth in the avis d'ouverture, or opening notice, published by the SBF with respect to the Offer, unless the Offer is extended or the following dates are revised, the results of the Offer will be announced on February 15, 1996 and, in the event the Offer is consummated, the final settlement date for transfer of Offer Consideration for validly tendered CarnaudMetalbox Shares will be on or about February 26, 1996. Crown intends to issue a press release to reflect any revisions to the foregoing dates. The opening notice has also confirmed that shares of Crown Stock have been admitted to listing on the Official List of the Paris Stock Exchange, subject to consummation of the Offer. See "--Listing of Crown Common Stock and Crown Acquisition Preferred Stock."

  In accordance with the Exchange Offer Agreement, the par value of Crown Acquisition Preferred Stock has been determined to be $41.8875, which was the average Market Closing Price of Crown Common Stock over the 20 trading day period ending on December 18, 1995. See "SUMMARY--The CarnaudMetalbox Proposals--Terms of Proposed Series of Crown Acquisition Preferred Stock" in the Prospectus. The liquidation preference of Crown Acquisition Preferred Stock is the sum of (1) such par value and (2) all accrued and unpaid dividends on Crown Acquisition Preferred Stock. The preferred dividend on Crown Acquisition Preferred Stock will be $1.8848 per share per annum, payable $0.4712 per share per quarter. If the Offer is consummated within the timeframe contemplated in the opening notice for the Offer, the initial dividend payment date with respect to shares of Crown Acquisition Preferred Stock will be May 20, 1996, and dividends will accrue from the date of initial issuance of such shares to, but excluding, such date. See "DESCRIPTION OF CROWN STOCK--Crown Acquisition Preferred Stock" in the Prospectus.

  Subject to applicable securities and takeover laws, rules and regulations (including the rules and regulations of the SEC, the COB and the CBV) and subject to the provisions of the Exchange Offer Agreement, Crown expressly reserves the right, in its sole discretion, at any time and from time to time, to (1) extend the period of time during which the Offer is open and thereby delay the exchange of, or payment for, any CarnaudMetalbox Shares as to which valid tenders or acceptances have been made, (2) amend the Offer in any respect, (3) waive the Minimum Condition (as hereinafter defined), or (4) terminate the Offer by giving notice to (and if required, obtaining approval or authorization of) applicable regulatory authorities. Subject to the provisions of the Exchange Offer Agreement, if by the expiration or closing of the Offer the Minimum Condition has not been satisfied, Crown reserves the right (but shall not be obligated) to (1) terminate the Offer and (2) commence another offer or offers. Crown shall have no obligation, and does not intend, to pay interest on the Offer Consideration for tendered CarnaudMetalbox Shares. The CarnaudMetalbox Shares acquired in the Offer will be acquired fully paid and free and clear from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto on or after the settlement date of the exchange or purchase of the CarnaudMetalbox Shares tendered into the

Offer for the Offer Consideration, including the right to receive and retain all dividends and other distributions declared, made or paid on such date or thereafter.

  In the event the Offer is consummated, Crown intends to hold any CarnaudMetalbox Shares owned, directly or indirectly, by Crown in forme nominative, or registered form, in order to gain double voting rights under French law for such shares as soon as possible following the Offer.

  Holders of CarnaudMetalbox Shares who accept the Offer will not be obliged to pay certain brokerage fees and commissions, charges of Societe Generale or Credit Suisse France S.A. ("CS France"), the co-presenting banks for the Offer under French law, or of CS First Boston Corporation, one of Crown's financial advisors and U.S. Dealer Managers with respect to the Offer ("CS First Boston"), or to pay certain transfer taxes in respect of the exchange or purchase of CarnaudMetalbox Shares pursuant to the Offer. Crown will pay all charges and expenses incurred in connection with the Offer of CS First Boston, Societe Generale and CS France, as well as CS First Boston Limited and Societe Generale Strauss Turnbull Securities Limited, affiliates of CS First Boston and Societe Generale, respectively, which will act as the financial advisors with respect to the Offer in the United Kingdom. In addition, Crown will pay the fees and expenses of Societe Generale Securities Corporation, one of the U.S. Dealer Managers for the Offer. See "--Fees and Expenses" below and in the Prospectus.

  For a description of Crown Common Stock, Crown Acquisition Preferred Stock and Crown Common Stock Purchase Rights, see "DESCRIPTION OF CROWN STOCK" in the Prospectus. In the case of Crown Common Stock and the Rights, such descriptions are qualified in their entirety by reference to Crown's Registration Statements on Form 8-B filed on May 2, 1989 and on Form 8-A filed on August 10, 1995, respectively. In the case of Crown Acquisition Preferred Stock, such description is qualified in its entirety by reference to Annex B of the Prospectus.

  Crown has received an exemption from the SEC on behalf of itself and its affiliates to bid for or purchase CarnaudMetalbox Shares prior to and during the pendency of the Offer, subject to French law and regulation, in accordance with exemptions obtained from the SEC from the application of Rules 10b-6, 10b-7 and 10b-13 under the Exchange Act. In addition, Societe Generale has received an exemption from the SEC on behalf of itself and its affiliates to continue to engage in certain market-making and trading activities, subject to French and other applicable law and regulation, prior to and during the pendency of the Offer in accordance with exemptions obtained from the SEC from the application of Rules 10b-6, 10b-7 and 10b-13 under the Exchange Act. See "THE OFFER--General" in the Prospectus for additional information in respect of such trading and market-making activities of Societe Generale.

  The activities referred to above may result in the market prices for CarnaudMetalbox Shares (and, possibly, Crown Common Stock) being different from those that might otherwise have prevailed in the open market if Rules 10b-6, 10b-7 and 10b-13 had applied.

  To facilitate the making of the Offer in the United States, the SEC has granted certain relief to Crown with respect to certain regulations under the Exchange Act pertaining to tender and exchange offers in the United States, particularly with respect to the manner of announcements of amendments and extensions of the Offer, and the timing of the exchange or purchase or return of tendered securities as described in the Prospectus. See "THE OFFER-- General" and "--Extension, Termination and Amendment" in the Prospectus.

  For information in respect of the presentation of currency amounts and for information in respect of the Noon Buying Rate, see "DOLLAR PRESENTATION AND EXCHANGE RATES" in the Prospectus. On December 29, 1995, the Noon Buying Rate was FF 4.898 = $1.00. For the period from July 1, 1995 through December 29, 1995 the high, low and average Noon Buying Rates (calculated as noted in the Prospectus) were 5.139, 4.776 and 4.923, respectively.

CERTAIN INFORMATION IN RESPECT OF CGIP

  As provided more fully in the Prospectus, pursuant to the Exchange Offer Agreement and subject to the terms and conditions thereof, Crown has agreed to make the Offer for all of the outstanding CarnaudMetalbox

Shares, and CGIP has agreed to tender pursuant to the Offer all CarnaudMetalbox Shares beneficially owned by CGIP (or one of its subsidiaries) and to receive Units in exchange for such shares. As of December 18, 1995, CGIP beneficially owned, directly or indirectly, approximately 30.4% of the total outstanding CarnaudMetalbox Shares, representing approximately 44.4% of the aggregate voting power of the outstanding CarnaudMetalbox Shares (taking into account double voting rights with respect to certain CarnaudMetalbox Shares owned by CGIP and certain other shareholders of CarnaudMetalbox (which double voting rights Crown will not have if the Offer is consummated)). For a description of the Exchange Offer Agreement, a copy of which is attached to the Prospectus as Annex A, and the terms and conditions of CGIP's obligation to tender and not withdraw its CarnaudMetalbox Shares in the Offer, including in the event of any competing bid for CarnaudMetalbox Shares, see "THE EXCHANGE OFFER AGREEMENT--Agreement to Tender" and "--Conditions; Waiver" in the Prospectus.

  Depending upon the number of CarnaudMetalbox shareholders that elect to receive Units and based on the total number of outstanding shares of Crown Common Stock and outstanding CarnaudMetalbox Shares (in each case, not including outstanding options) as of December 18, 1995, if the Offer is consummated, CGIP's percentage ownership of (1) the issued and outstanding Crown Common Stock immediately following the Offer, assuming no conversion of Crown Acquisition Preferred Stock, could range from approximately 13.3% to 19.1%, (2) the issued and outstanding Crown Common Stock immediately following the Offer, assuming conversion of Crown Acquisition Preferred Stock (which percentage ownership corresponds to CGIP's percentage ownership of the total voting power in the election of directors of Crown immediately following the Offer), could range from approximately 15.3% to 23.5% and (3) the issued and outstanding Crown Acquisition Preferred Stock immediately following the Offer could range from approximately 30.4% to 100%. For additional information regarding CGIP and the Shareholders Agreement which Crown and CGIP have agreed to execute on the Closing Date, see "SUMMARY--Compagnie Generale d'Industrie et de Participations S.A.," "THE CARNAUDMETALBOX PROPOSALS--Description of the CarnaudMetalbox Proposals," and "THE SHAREHOLDERS AGREEMENT" in the Prospectus.

MINIMUM CONDITION

  The obligation of Crown to close the Offer and to exchange or purchase any CarnaudMetalbox Shares thereunder is subject to the Minimum Condition. The "Minimum Condition" means the condition that the number of CarnaudMetalbox Shares validly tendered and not withdrawn prior to the expiration of the Offer is at least equal to a majority of the Voting Power of CarnaudMetalbox based on the number of outstanding CarnaudMetalbox Shares (and options to acquire CarnaudMetalbox Shares) on December 19, 1995 and assuming loss of all double voting rights of the CarnaudMetalbox Shares to be acquired by Crown (or its subsidiaries). For this purpose, "Voting Power" means the voting power in the general election of members of the supervisory board of CarnaudMetalbox and is calculated for options to acquire CarnaudMetalbox Shares by reference to the votes attributable to the number of CarnaudMetalbox Shares for which such options are exercisable. On December 19, 1995, 87,874,398 CarnaudMetalbox Shares were outstanding (assuming exercise of all outstanding options for such shares), and 30,885,099 CarnaudMetalbox Shares had double voting rights. Assuming CGIP tenders its CarnaudMetalbox Shares into the Offer, and depending on the number of other CarnaudMetalbox Shares having double voting rights tendered into the Offer, the Minimum Condition will be satisfied if between 43,937,200 and 46,535,242 CarnaudMetalbox Shares (representing between approximately 50.01% and 52.96% of the outstanding CarnaudMetalbox Shares on a fully-diluted basis) are validly tendered and not withdrawn prior to the expiration of the Offer.

  Crown reserves the right to waive the Minimum Condition. Crown has agreed in the Exchange Offer Agreement that it will not waive the Minimum Condition without the prior written consent of CGIP.

RECOMMENDATION OF SUPERVISORY BOARD OF CARNAUDMETALBOX

  In the note d'information jointly filed by Crown and CarnaudMetalbox with the COB and published in France with respect to the Offer, and in a separate letter to its shareholders dated January 3, 1996, CarnaudMetalbox stated that its supervisory board has unanimously determined that the Offer is in the interest of CarnaudMetalbox and its shareholders and has unanimously recommended that CarnaudMetalbox shareholders tender their CarnaudMetalbox Shares in response to the Offer. CarnaudMetalbox shareholders should refer to the letter for a description of the supervisory board's determination.

REGULATORY APPROVALS

  On December 20, 1995, Societe Generale and CS France, the presenting banks with respect to the Offer, submitted to the CBV on behalf of Crown the terms of the Offer together with certain other information. Under applicable French law and regulation, Crown was required to submit for the approval of the CBV the Exchange Ratio and the other terms of the Offer, the nature of the Minimum Condition and the nature, characteristics and market of the Crown Stock offered in exchange for CarnaudMetalbox Shares. On December 22, 1995, the SBF, on behalf of the CBV, issued an avis de recevabilite, or notice of acceptability, declaring the Offer, and the terms thereof, acceptable to the CBV. On December 20, 1995 the co-presenting banks also submitted to the COB on behalf of Crown the note d'information for approval of the COB in accordance with French law and regulation. On December 28, 1995 the COB issued a visa, or approval, on the note d'information and its use in connection with the Offer.

  In addition to its review of the Offer terms discussed above, the CBV is permitted, under applicable French law and regulation, to extend the Expiration Date of the Offer should such extension be advisable in the CBV's discretion.

  For information on other regulatory approvals in connection with the Offer, see "THE CARNAUDMETALBOX PROPOSALS--Regulatory Approvals" in the Prospectus.

TENDER PROCEDURES

 General

  The description set forth below supersedes the information contained in the Prospectus under the captions "THE OFFER--Tender Procedures" and "--Exchange and Payment of Offer Consideration."

  CarnaudMetalbox shareholders hold CarnaudMetalbox Shares in either forme nominative, or registered form, or forme au porteur, or bearer form. Because CarnaudMetalbox Shares have been issued under French law, both registered and bearer shares are held in uncertificated, or book-entry, form in SICOVAM accounts. Registered CarnaudMetalbox Shares are recorded in a register maintained by Demachy Worms et Cie ("Demachy") on behalf of CarnaudMetalbox and are inscribed in SICOVAM accounts in the name of Demachy. Certain registered CarnaudMetalbox Shares are held through a sub-register maintained by Barclays Registrars, a trading name of Barclays Bank PLC ("Barclays Registrars"). Depositary certificates ("Certificates of Registration") representing shares held through the Barclays sub-register have been issued to facilitate trading of CarnaudMetalbox Shares on the London Stock Exchange Limited (formerly The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited). As used herein, "SICOVAM" refers to the Societe interprofessionnelle pour la compensation des valeurs mobilieres.

  The manner in which tenders must be made into the Offer depends on the manner in which a shareholder of CarnaudMetalbox holds CarnaudMetalbox Shares (i.e., in bearer or registered form, and if in registered form, whether through Certificates of Registration). Shareholders who wish to accept the Offer should contact the bank, financial institution, broker or other intermediary (an "Intermediary") through which such shareholder holds CarnaudMetalbox Shares to determine the manner in which such holder's shares are held and how to tender in the Offer. Holders of Certificates of Registration should contact Barclays Registrars at the address and telephone number below with any questions regarding tender procedures. CarnaudMetalbox shareholders who hold CarnaudMetalbox Shares in both registered and bearer form and/or who hold Certificates of Registration should use the appropriate tender procedure in respect of each holding. For information in respect of the status of the double voting rights, if any, of registered CarnaudMetalbox Shares tendered into the Offer and the timing and payment of Offer Consideration, see "--Exchange and Payment of Offer Consideration" below.

  Based on the opening notice for the Offer, CarnaudMetalbox Shares purchased on the marche a reglement mensuel, or monthly settlement market, of the Paris Stock Exchange after January 24, 1996 are subject to settlement in February 1996 and will not be eligible for tender into the Offer, and CarnaudMetalbox Shares purchased on the marche au comptant, or cash market, of the Paris Stock Exchange from January 25, 1996 through February 1, 1996 will be eligible for tender into the Offer.

  None of Crown, Societe Generale, CS First Boston or Barclays Registrars or their respective affiliates will be under any duty to give notification of any defect or irregularities in any tendering or non-tendering shareholder's instructions or incur any liability for failure to give any such notification.

  No acknowledgement of the receipt by any Intermediary or Barclays Registrars of any tender instructions or other documentation will be given by Crown, Societe Generale, CS First Boston or Barclays Registrars or their respective affiliates. All communications, documents, certificates and remittances to be delivered by or sent to or from CarnaudMetalbox shareholders (or their designated agents) will be delivered by or sent to or from CarnaudMetalbox shareholders (or their designated agents) at their own risk.

 Tender Procedures for Bearer Shares

  To accept the Offer, a holder of CarnaudMetalbox Shares in bearer form should, as soon as possible but in any event on or prior to the Expiration Date, transmit an exchange or sale order to the Intermediary through which the CarnaudMetalbox Shares being tendered are held in accordance with the procedures specified by such Intermediary (including, if required, by executing any necessary documentation).

  A CarnaudMetalbox shareholder tendering into the Offer should indicate in the exchange or sale order transmitted to the holder's Intermediary that such shareholder is electing to receive Units (together with cash in lieu of fractional share interests) or the Cash Election Price for all of the CarnaudMetalbox Shares being tendered by such shareholder or, alternatively, that such shareholder is electing to receive Units (together with cash in lieu of fractional share interests) for a portion of such shares and the Cash Election Price for the remaining portion of such shares.

 Tender Procedures for Registered Shares (other than Certificates of
Registration)

  To accept the Offer, a holder of CarnaudMetalbox Shares in registered form (other than holders of Certificates of Registration) should, as soon as possible but in any event on or prior to the Expiration Date, (1) if the holder holds such shares directly through Demachy, transmit an exchange or sale order to Demachy in accordance with the procedures specified by Demachy (including, if required, by executing any necessary documentation) or (2) if the holder holds through an Intermediary other than Demachy, transmit an exchange or sale order to the Intermediary through which the CarnaudMetalbox Shares being tendered are held in accordance with the procedures specified by such Intermediary (including, if required, by execution of necessary documentation). In addition, it will be necessary for any holder of CarnaudMetalbox Shares held in forme nominatif pur, or pure registered form (generally where the shares are registered in the name of the beneficial owner), to request the conversion of such shares into forme nominatif administre, or administrative registered form (generally where the shares are registered in the name of the beneficial owner but noted as being held through an Intermediary), in order to effectuate such holder's exchange or sale order. It will not be necessary for holders of CarnaudMetalbox Shares in registered form to convert such shares to bearer form in order to tender such shares into the Offer. See "--Exchange and Payment of Offer Consideration" below.

  A CarnaudMetalbox shareholder tendering into the Offer should indicate in the exchange or sale order transmitted to the holder's Intermediary or to Demachy that such shareholder is electing to receive Units (together with cash in lieu of fractional share interests) or the Cash Election Price for all of the CarnaudMetalbox Shares being tendered by such shareholder or, alternatively, that such shareholder is electing to receive Units (together with cash in lieu of fractional share interests) for a portion of such shares and the Cash Election Price for the remaining portion of such shares.

 Tender Procedures for Certificates of Registration

  Holders of Certificates of Registration have been sent with this Prospectus Supplement a form of acceptance (a "Form of Acceptance"). To accept the Offer, holders of Certificates of Registration should deliver, so as to arrive as soon as possible but in any event on or prior to the Expiration Date, the Certificates of Registration, together with a properly completed and duly executed Form of Acceptance, and all other documents required by the Form of Acceptance in accordance with the instructions thereon by mail or by hand to New Issues Department, Barclays Registrars, P.O. Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH, United Kingdom or deliver such certificates and documentation by hand only to Barclays Registrars, 8 Angel Court, Throgmorton Street, London EC2 United Kingdom.

  IF A HOLDER OF CERTIFICATES OF REGISTRATION HAS ANY QUESTIONS RELATING TO THE PROCEDURE TO BE FOLLOWED, SUCH HOLDER SHOULD CONTACT NEW ISSUES DEPARTMENT, BARCLAYS REGISTRARS, P.O. BOX 166, BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TH, UNITED KINGDOM (TELEPHONE 0-181-639-2152 FOR PERSONS IN THE UNITED KINGDOM AND 44-181-639-2152 FOR PERSONS OUTSIDE THE UNITED KINGDOM).

  If a holder of Certificates of Registration has not received a Form of Acceptance, such shareholder should contact Barclays Registrars at the address and telephone number above to obtain such a form.

 Exchange and Payment of Offer Consideration

  Following the Expiration Date, Intermediaries which have received valid exchange or sale orders for the tender of CarnaudMetalbox Shares into the Offer will be required under regulations of the CBV to forward such shares by book-entry transfer to the SICOVAM accounts of the SBF set forth in the opening notice for the Offer. If any such Intermediary is not an Intermediary authorized to deal directly through the clearance system of SICOVAM (any such authorized Intermediary, an "Accredited Intermediary"), it will be necessary for such Intermediary to instruct the Accredited Intermediary maintaining the SICOVAM account for such shares to deliver such shares to the applicable SICOVAM account of the SBF. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Crown will exchange or purchase and pay for all CarnaudMetalbox Shares as to which valid exchange or sale orders were received by the Intermediary through which such shares are held on or prior to the Expiration Date and which have been forwarded by book-entry transfer to the SBF following expiration of the Offer in accordance with CBV regulations.

  Any CarnaudMetalbox Shares tendered into the Offer which are held in registered form (including shares represented by Certificates of Registration) need not be converted to bearer form to accomplish their transfer to the SBF following the Expiration Date as set forth above. Any such registered CarnaudMetalbox Shares having double voting rights will therefore maintain such voting rights in the event the Offer is not consummated, unless conversion of such shares to bearer form is expressly requested. In the event the Offer is consummated, the SBF will transfer to applicable Intermediaries any registered CarnaudMetalbox Shares which have been tendered into the Offer for conversion of such shares to bearer form to complete the transfer of such shares to Crown pursuant to the Offer in exchange for the Offer Consideration. ANY CONVERSION BY A HOLDER OF REGISTERED CARNAUDMETALBOX SHARES INTO BEARER FORM PRIOR TO THE PUBLICATION BY THE SBF OF THE AVIS DE RESULTAT, OR CLOSING NOTICE, FOR THE OFFER WILL RESULT IN THE LOSS OF DOUBLE VOTING RIGHTS, IF ANY, AT THE TIME OF SUCH CONVERSION, INCLUDING IF THE OFFER IS NOT CONSUMMATED.

  HOLDERS OF CARNAUDMETALBOX SHARES WHO HAVE INSTRUCTED THE APPLICABLE INTERMEDIARY TO TENDER SUCH SHARES IN THE OFFER WILL NOT HAVE THE RIGHT TO WITHDRAW SUCH SHARES FOLLOWING EXPIRATION OF THE OFFER.

  The SBF has, in the opening notice for the Offer, announced the timing for the announcement of the results of the Offer and the exchange and payment of Offer Consideration pursuant thereto. See "--General." Shareholders are referred to the opening notice for the Offer for further information in this regard. Subject to applicable law and regulation, under no circumstances will interest or other compensation on the Offer Consideration be paid by or on behalf of Crown by reason of any delay in making exchange or payment of Offer Consideration.

  If the Offer is not consummated, the tendered CarnaudMetalbox Shares will be returned to the applicable Intermediaries without any interest or other compensation, and, where applicable, Certificates of Registration will be returned by mail in the manner referred to in the Form of Acceptance.

SPECIAL MEETING OF CROWN SHAREHOLDERS

  On December 19, 1995, Crown's shareholders approved the CarnaudMetalbox Proposals, the Articles Modernization Proposal and the Additional Preferred Stock Proposal at a Special Meeting of Crown's shareholders. See "THE MEETING," "THE CARNAUDMETALBOX PROPOSALS" and "OTHER PROPOSALS TO BE CONSIDERED AT THE MEETING" in the Prospectus for additional information with respect to the actions taken at such Special Meeting.

DEBT RATING

  On November 14, 1995, Moody's Investors Service Inc. ("Moody's") confirmed Crown's senior long-term unsecured debt rating of Baa1. Crown's Prime-2 commercial paper rating was not under review by Moody's and was also confirmed.

  On November 30, 1995, Standard & Poor's Corp. ("S&P") announced that Crown's BBB+ senior long-term unsecured debt and A-2 commercial paper ratings would remain on CreditWatch with negative implications. S&P had placed such securities on CreditWatch on May 23, 1995. S&P further said that, subject to the execution of Crown's plan to finance the proposed CarnaudMetalbox Transaction significantly with equity, S&P intends to affirm Crown's BBB+ and A-2 ratings.

  For information with respect to Crown's plans for obtaining necessary funds for the Offer, as well as Crown's plans for a possible issuance of equity or equity-linked securities, if necessary, of up to approximately $1 billion with a view to maintaining its existing debt ratings, and the significance of such ratings with respect to Crown's business and certain provisions of the Shareholders Agreement, see "--Sources of Funds" below and "THE CARNAUDMETALBOX PROPOSALS--Sources of Funds" and "THE SHAREHOLDERS AGREEMENT-- Debt Rating" in the Prospectus.

SOURCES OF FUNDS

  On December 1, 1995 (the "Financing Signing Date"), Crown entered into a Revolving Credit and Term Loan Agreement (the "Credit Agreement"), among Crown, a syndicate of financial institutions (the "Lenders"), Chemical Bank ("Chemical") as arranger and administrative agent and Credit Suisse and Societe Generale as arrangers and documentation agents. Pursuant to the Credit Agreement, the Lenders will make available to Crown, subject to the terms and conditions of the Credit Agreement, FF 13.7 billion (or $2.8 billion based upon the Noon Buying Rate on December 29, 1995) in a multi-currency revolving credit facility (the "Credit Facility") to pay the cash portion of the consideration to be paid in connection with the Offer, to fund the costs and expenses of the Offer, to repurchase shares of capital stock of Crown, or, following the Offer, to be used for general corporate purposes.

  Set forth below is a summary description of the Credit Facility. The summary description is qualified by reference to the Credit Agreement, which has been filed as an exhibit to Crown's Current Report on Form 8-K dated December 15, 1995 which is hereby incorporated by reference herein.

  The Credit Facility will consist of a multi-currency credit facility in a principal amount of FF 13.7 billion. Prior to November 30, 1996 (the "Commitment Termination Date"), amounts borrowed and repaid may be reborrowed, subject to availability under the Credit Facility. On the Commitment Termination Date, all commitments to advance loans under the Credit Facility will terminate and any loans outstanding under the Credit Facility may be converted to term loans at Crown's option (the "Term Loans"). All Term Loans will mature on the date one year after the Commitment Termination Date.

  Loans under the Credit Facility will bear interest, at the option of Crown, at either (1) the London interbank offered rate ("LIBOR") (as adjusted for certain reserve requirements, as incurred by the lenders), or the Paris interbank offered rate for certain loans in British pounds sterling to borrowers not located in the United Kingdom, for one-, two-, three-, six- and (subject to the Lenders' consent) twelve-month periods, plus .100% if Crown's unsecured long term debt (the "Index Debt") is rated A or better by S&P or A2 or better by Moody's, .125% if the Index Debt is rated A- to BBB by S&P or A3 to Baa2 by Moody's and .175% if the Index Debt is rated BBB- or below by S&P and Baa3 or below by Moody's (with an additional .05% to be added to such rates on the earlier of (a) the date six months after the initial borrowing under the Credit Facility and (b) 210 days after the Financing Signing Date) or (2) a base rate equal to the highest of (a) the rate announced from time to time by Chemical as its prime commercial lending rate, (b) the Base CD rate plus 1% per annum or (c) the Federal Funds Effective Rate plus 1/2 of 1% per annum.

  The Credit Agreement includes certain terms and conditions, including conditions precedent to the lenders' funding obligations, cost and yield protection provisions, events of default and covenants limiting Crown's and its subsidiaries' ability to encumber their assets and to incur debt and imposing maximum leverage ratios and minimum fixed charge coverage ratios.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

  As of December 28, 1995, Crown and CGIP amended the Exchange Offer Agreement with respect to the treatment of certain CarnaudMetalbox employee stock options (referred to in the Prospectus as the Outstanding Options). Subject to applicable law and regulation and the terms of the Outstanding Options, Crown has agreed to offer, (1) in exchange for the waiver of the holder's rights under the applicable Outstanding Option, to each holder of such options outstanding for less than 3 years as of the Expiration Date, a cash indemnity in an amount equal to the difference between the Cash Election Price and the exercise price of the option (provided that the cash indemnity will not exceed the Cash Election Price and no payment will be made for taxes, social contributions or other costs) and (2) to each holder of such options that is a French tax resident as of January 3, 1996 with respect to each option held by such person outstanding for at least 3 years but less than 5 years as of the Expiration Date (or outstanding less than 5 years as of the Expiration Date in the limited cases where the exercisability of such options is not restricted in the first 3 years following grant), the right to sell the CarnaudMetalbox Shares received upon exercise of the option to Crown at a price equal to the Cash Election Price, plus interest calculated at a rate equal to 6% per annum (subject to adjustment upon certain increases or decreases in the six-month LIBOR rate) calculated from and including the Expiration Date to but excluding the date the CarnaudMetalbox Shares received upon exercise of the applicable option are purchased by Crown. Such put right will terminate with respect to CarnaudMetalbox Shares received upon exercise of the option 90 days following the earlier of (1) exercise of the applicable option and (2) the fifth anniversary of the date of grant of the applicable option. This summary description of the treatment of the Outstanding Options is qualified by reference to the amendment to the Exchange Offer Agreement filed as an exhibit to Crown's Current Report on Form 8-K filed January 2, 1996, which is incorporated by reference herein.

  The foregoing terms (which supersede the terms previously provided in respect of the Outstanding Options as described in the first two sentences under "THE EXCHANGE OFFER AGREEMENT--CarnaudMetalbox Stock Options" in the Prospectus) apply only to the Outstanding Options specified above. No special treatment will be offered by Crown in connection with the Offer to holders of any other Outstanding Options or other options to acquire CarnaudMetalbox Shares. To the extent any such Outstanding Options or other options are exercisable in accordance with their terms, the holders may exercise such options and tender into the Offer the CarnaudMetalbox Shares received upon such exercise.

LISTING OF CROWN COMMON STOCK AND CROWN ACQUISITION PREFERRED STOCK

  The shares of Crown Common Stock and Crown Acquisition Preferred Stock to be issued in the Offer have been admitted for listing on the NYSE, subject to official notice of issuance. In addition, the shares of Crown Common Stock and Crown Acquisition Preferred Stock to be issued in the Offer, and the currently issued Crown Common Stock, have been admitted to the Official List of the Paris Stock Exchange, subject to consummation of the Offer.

  According to the published guidelines of the NYSE, the NYSE may consider delisting Crown Acquisition Preferred Stock if, among other things: (1) the number of publicly-held shares of Crown Acquisition Preferred Stock (exclusive of holdings of CGIP, any other subsidiaries or affiliates of CGIP or Crown, officers of directors of Crown or their immediate family members, and other concentrated holdings of 10% or more ("Excluded Holdings")) should fall below 100,000; or (2) the aggregate market value of such publicly-held shares of Crown Acquisition Preferred Stock (exclusive of Excluded Holdings) should fall below $2 million.

  According to the published guidelines of the CBV, the CBV may consider delisting Crown Acquisition Preferred Stock from the Official List of the Paris Stock Exchange if, among other things: (1) the percentage of the shares of Crown Acquisition Preferred Stock held by the public falls below 5% and (2) the average daily trading volume of such shares (as determined by the CBV) is less than FF 10,000 and involves fewer than 250 shares.

  If Crown Acquisition Preferred Stock does not meet the requirements of the NYSE or the Paris Stock Exchange for continued listing, and the listing of such shares is discontinued, the liquidity and price for Crown Acquisition Preferred Stock could be adversely affected. In addition, depending upon factors similar to those described above with respect to the NYSE listing criteria, following the Offer it is possible that shares of Crown Acquisition Preferred Stock may not constitute "margin securities" for the purposes of margin regulations of the Governors of the Federal Reserve System and, therefore, could not be used as collateral for loans made by brokers for the purpose of buying, carrying or trading in securities.

  Although the Crown Stock will be issued in the Offer in the form of Units, the shares of Crown Common Stock and Crown Acquisition Preferred Stock issued in the Offer will be separately transferable and, subject to the foregoing, will be listed separately on the NYSE and the Paris Stock Exchange. There will not be a separate listing for Units on the NYSE or the Paris Stock Exchange following the Offer.

FEES AND EXPENSES

  Crown will pay certain fees of Intermediaries in connection with the solicitation and collection of acceptance orders with respect to the Offer. Intermediaries will receive a fee of FF 2.25 per CarnaudMetalbox Share tendered in the Offer, subject to a maximum fee of FF 2,000 and a minimum fee of FF 25 per account. Such Intermediary fees will be reduced by 50% in the event the Offer is not consummated, except that no such fees will be paid to Intermediaries in the event a competing offer for CarnaudMetalbox Shares is filed with the CBV and Crown does not consummate the Offer. In addition, Crown will pay the impot de bourse, or stock exchange tax, on CarnaudMetalbox Shares tendered in the Offer for the Cash Election Price assessed at the rate of 0.3% on transactions up to FF 1 million and at a rate of 0.15% thereafter (less, in either case, a tax discount of FF 150), subject to a maximum assessment of FF 4,000 per transaction. No such tax will be assessed in respect of CarnaudMetalbox Shares tendered for Units, and persons who are residents outside France will not be obligated to pay such tax. Crown will also pay the fees (including any related applicable value added tax) incurred by holders of CarnaudMetalbox Shares who tender in the Offer for the Cash Election Price in respect of the societe de bourse, or broker, who executes the transfer of such shares to Crown pursuant to the Offer in an amount of 0.5% for transactions up to FF 1 million, 0.3% for transactions from FF 1 million up to FF 5 million, and 0.15% thereafter.

  SGE Delahaye, a subsidiary of Societe Generale ("Delahaye"), will act as broker on behalf of Crown in connection with Crown's purchase of CarnaudMetalbox Shares in the Offer. Crown has agreed to pay Delahaye FF 600,000 in connection with such activities.

  Except as provided in this Prospectus Supplement or the accompanying Prospectus, Crown will not pay fees or commissions to any broker or dealer or any other person for soliciting tenders of CarnaudMetalbox Shares pursuant to the Offer. In the United States, brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Crown for reasonable and necessary costs incurred by them in forwarding material to their customers.

                SUMMARY CROWN HISTORICAL FINANCIAL INFORMATION

  For a presentation of additional summary financial information for Crown and CarnaudMetalbox, see "SUMMARY HISTORICAL AND UNAUDITED PROFORMA FINANCIAL INFORMATION" in the Prospectus. The summary financial data presented below for Crown for and as of the nine-month period ended September 30, 1995 and 1994 are unaudited and, in the opinion of Crown management, include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of such data. Such unaudited data should be read in conjunction with the information and the consolidated financial statements contained in Crown's Quarterly Report on Form 10-Q for the nine months ended September 30, 1995, as amended (the "September 30, 1995 Crown Form 10-Q"), which is incorporated by reference herein. Certain amounts in prior years have been reclassified to conform with the current year's presentation. Crown prepares its financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"). See "UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS" in this Prospectus Supplement and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in the accompanying Prospectus. The summary financial data set forth in the table below do not include the financial results of Crown for any periods after September 30, 1995. Crown publishes its financial statements in U.S. dollars. If the Offer is consummated, a substantial portion of Crown's assets, liabilities, sales and earnings will be denominated in currencies other than U.S. dollars, meaning that Crown will have significantly increased exposure to fluctuations in the values of foreign currencies against the U.S. dollar. These currency fluctuations could have a material impact on Crown's results of operations.

  See "SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION--Crown Cork & Seal Company, Inc.--Recent Developments" in the Prospectus for additional information in respect of the financial results of Crown after June 30, 1995, including a description of Crown's third quarter results and Crown's previously announced reduced earnings outlook for the balance of 1995, which was based upon the weak second quarter 1995 results as well as management's review of preliminary third quarter results and its assessment of future prospects.

                                                        NINE MONTHS ENDED
                                                            AND AS OF
                                                        SEPTEMBER 30,(1)
                                                    --------------------------
                                                        1995          1994
                                                    ------------  ------------
                                                     (IN $ MILLIONS, EXCEPT
                                                    PER SHARE AND RATIO DATA)
SUMMARY OF OPERATIONS
  Net sales........................................ $      3,940  $      3,361
    Cost of products sold..........................        3,335         2,787
    Depreciation and amortization..................          197           160
    Selling and administrative expense.............          108           101
    Provision for restructuring(2).................          103           115
    Interest expense...............................          112            70
    Interest income................................           (9)           (5)
    Translation and exchange adjustments...........           (1)            6
                                                    ------------  ------------
  Income before income taxes, equity in earnings of
   affiliates and cumulative effect of accounting
   changes.........................................           95           127
  Income taxes.....................................           17            42
  Equity in earnings of affiliates, net of minority
   interests.......................................           (9)            6
                                                    ------------  ------------
  Net income....................................... $         69  $         91
                                                    ============  ============
RATIO OF EARNINGS TO FIXED CHARGES(2)(3) ..........          1.8x          2.7x
FINANCIAL POSITION
Total assets....................................... $      5,235  $      4,780
Short-term debt plus current maturities of long-
 term debt......................................... $      1,064  $        944
Long-term debt, excluding current maturities ...... $      1,163  $        888
Shareholders' equity............................... $      1,458  $      1,363
PER SHARE OF COMMON STOCK
Net income......................................... $        .76  $       1.02
Cash dividends declared per common share(4)........          --            --
Book value per common share........................ $      16.10  $      15.29

-------
(1) Certain reclassifications of prior years data have been made to improve comparability. See also Note C to the 1994 Crown Audited Consolidated Financial Statements with respect to the effect of certain acquisitions by Crown.
(2) Reflects restructuring of certain metal packaging facilities announced in 1994 and 1995. See Note H to the 1994 Crown Audited Consolidated Financial Statements and Note C to the September 30, 1995 Crown Form 10-Q.
(3) For purposes of calculating this ratio in this Prospectus Supplement and the accompanying Prospectus, "earnings" consist of consolidated pre-tax income from continuing operations plus fixed charges exclusive of capitalized interest, plus distributed income from less than 50% owned companies and amortization of previously capitalized interest. "Fixed charges" consist of interest, whether expensed or capitalized (including amortization of debt issue costs and debt discount), and that portion of rental expense that is representative of interest. There was no preferred stock outstanding during the periods shown.
(4) Crown traditionally has not paid dividends. With respect to Crown's future dividend policy, see "THE OFFER--Ownership of Crown Stock after the Offer," and "THE SHAREHOLDERS AGREEMENT--Dividend Policy" in the Prospectus.

                          COMPARATIVE PER SHARE DATA

  The following table sets forth historical per share data for Crown and CarnaudMetalbox, pro forma per share data for Crown giving effect to the Offer under the purchase method of accounting and equivalent pro forma per share data for CarnaudMetalbox. The information presented should be read in conjunction with the historical financial information and related notes thereto of Crown incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the unaudited pro forma consolidated condensed financial statements and related notes thereto appearing elsewhere in this Prospectus Supplement, the historical financial statements of CarnaudMetalbox and related notes thereto, and the selected historical financial data, including the notes thereto, each appearing in the Prospectus. Comparative pro forma data have been included for comparative purposes only and do not purport to be indicative of (1) the results of operations or financial position which would actually have been obtained if the acquisition had been completed at the beginning of the period or as of the date indicated or (2) the results of operations or financial position which may be obtained in the future. Certain additional comparative and other data derived from the note d'information filed by Crown and CarnaudMetalbox on December 20, 1995 with respect to the Offer are set forth in Annex A of this Prospectus Supplement.

                                       AT OR FOR                                          AT OR FOR
                             SIX MONTHS ENDED JUNE 30, 1995                      YEAR ENDED DECEMBER 31, 1994
                    -------------------------------------------------- --------------------------------------------------
                                     51% TENDERED     100% TENDERED                     51% TENDERED     100% TENDERED
                                   CARNAUDMETALBOX   CARNAUDMETALBOX                  CARNAUDMETALBOX   CARNAUDMETALBOX
                                        SHARES            SHARES                           SHARES            SHARES
                                      36% UNITS/        50% UNITS/                       36% UNITS/        50% UNITS/
                                       15% CASH          50% CASH                         15% CASH          50% CASH
                      HISTORICAL     PRO FORMA(1)      PRO FORMA(1)      HISTORICAL     PRO FORMA(1)      PRO FORMA(1)
                    -------------- ----------------- ----------------- -------------- ----------------- -----------------
                          CARNAUD-         CARNAUD-          CARNAUD-        CARNAUD-         CARNAUD-          CARNAUD-
                    CROWN METALBOX CROWN   METALBOX  CROWN   METALBOX  CROWN METALBOX CROWN   METALBOX  CROWN   METALBOX
                    ----- -------- ------- --------- ------- --------- ----- -------- ------- --------- ------- ---------
                      $      FF      $         $       $         $       $      FF      $         $       $         $
Net income per
 common share(2)...  0.99    6.4      0.98     1.06     0.70     0.76   1.47   11.6      1.47     1.60     0.89     0.97
Book value per
 common share...... 16.28  139.9     24.54    26.65    26.78    29.08  15.28  141.9     23.56    25.59    26.08    28.32
Cash dividends
 declared per
 common share(3)...          4.4                                                4.0

--------
(1) CarnaudMetalbox equivalent per share amounts are calculated by multiplying Crown Common Stock pro forma per share amounts by an Exchange Ratio of
    1.086 shares of Crown Common Stock for each CarnaudMetalbox Share. Holders of CarnaudMetalbox Shares that do not elect to receive cash will actually have the right to receive 1.086 Units, each Unit consisting of (x) .75 shares of Crown Common Stock and (y) .25 shares of Crown Acquisition Preferred Stock. For a discussion of the pro forma adjustments and related assumptions with respect to the Offer and more complete pro forma financial data, see "UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS" below.
(2) Crown Common Stock equivalents do not reduce primary earnings per share by more than 3% and have been excluded from the net income per common share calculation. Crown has determined that Crown Acquisition Preferred Stock is not a Crown Common Stock equivalent and is not assumed to be converted for purposes of computing net income per common share.
(3) As to certain dividend information, see "COMPARATIVE MARKET PRICE DATA," Note (1), in this Prospectus Supplement and the accompanying Prospectus. With respect to Crown's future dividend policy, see "THE OFFER--Ownership of Crown Stock after the Offer" and "THE SHAREHOLDERS AGREEMENT--Dividend Policy" in the Prospectus.

                         COMPARATIVE MARKET PRICE DATA

  Information with respect to the historical market prices of Crown Common Stock and CarnaudMetalbox Shares is included in the Prospectus under the caption "COMPARATIVE MARKET PRICE DATA." The following tables reflect the range of reported high and low sales prices, based upon published financial sources, of shares of Crown Common Stock on the NYSE and CarnaudMetalbox Shares on the Paris Stock Exchange, and dividends paid, for the periods indicated, on the CarnaudMetalbox Shares. Crown has not paid dividends on Crown Common Stock during the period set forth below (see Note (1) below). Except as otherwise provided, amounts have been translated into French francs, in the case of Crown, and U.S. dollars, in the case of CarnaudMetalbox, using the Noon Buying Rate on the specific dates that shares of Crown Common Stock and CarnaudMetalbox Shares traded at a high or low price and on dates dividends were paid.

CROWN CORK & SEAL COMPANY, INC.

                                    STOCK PRICE RANGE              DIVIDENDS PAID(1)
                        ----------------------------------------- -------------------
                                                                  (IN U.S. (IN FRENCH
                          HIGH       LOW       HIGH       LOW     DOLLARS)  FRANCS)
                        --------- --------- --------------------- -------- ----------
                         (IN U.S. DOLLARS)  (IN FRENCH FRANCS)(2)
1995 Fourth Quarter
 (through
 December 29, 1995)....     44.63     33.50     219.78     163.21   --        --

CARNAUDMETALBOX

                                    STOCK PRICE RANGE              DIVIDENDS PAID(1)
                        ----------------------------------------- -------------------
                                                                  (IN U.S. (IN FRENCH
                          HIGH       LOW       HIGH       LOW     DOLLARS)  FRANCS)
                        --------- --------- --------------------- -------- ----------
                        (IN FRENCH FRANCS)  (IN U.S. DOLLARS)(3)
1995 Fourth Quarter
 (through
 December 29, 1995)....    224.10    198.70      45.55      40.71   --        --

--------
(1) Crown traditionally has not paid dividends. However, Crown intends, if the Offer is consummated, to pay cash dividends on an annualized basis of $1.00 per share in 1996 ($.25 per quarter), starting with the calendar quarter in which the Closing Date occurs. See "THE SHAREHOLDERS AGREEMENT--Dividend Policy" in the Prospectus. There can be no assurance that such dividends will be paid. See "DESCRIPTION OF CROWN STOCK--Crown Common Stock" in the Prospectus. Crown currently anticipates that the Closing Date will occur in the first quarter of 1996. See "THE OFFER-- General."
(2) Translation based on the Noon Buying Rate in effect on the date that Crown Common Stock traded at a high or low. The absolute French franc high and low sale prices of Crown Common Stock are as follows:

                                                               HIGH       LOW
                                                             --------- ---------
                                                             (IN FRENCH FRANCS)
   1995 Fourth Quarter (through December 29, 1995)..........    219.78    163.21

(3) Translation based on the Noon Buying Rate on the date that CarnaudMetalbox Shares traded at a high or low.

  On December 19, 1995 (the Measurement Date, as such term is defined in the Prospectus), the last sale prices of CarnaudMetalbox Shares and shares of Crown Common Stock were FF 219.80 and $40.75 per share, respectively (or $44.47 and FF 201.43, respectively, based on the Noon Buying Rate in effect on such date). In accordance with applicable CBV regulations governing tender offers, trading on the Paris Stock Exchange of CarnaudMetalbox Shares was suspended prior to the opening of trading on December 20, 1995 until December 27, 1995. On December 29, 1995, the last sale prices of CarnaudMetalbox Shares and shares of Crown Common Stock were FF 224.00 and $41.75 per share, respectively (or $45.74 and FF 204.47, respectively, based on the Noon Buying Rate in effect on such date).

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

  Unaudited pro forma consolidated condensed financial statements are included on pages 84-96 of the Prospectus, under the caption "UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS." Such pro forma financial statements were prepared on the basis of certain assumptions described in the Notes thereto, including the assumption that the Exchange Ratio would be 1.065 Units for each tendered CarnaudMetalbox Share, and reflected possible variations in the Exchange Ratio in accordance with the terms of the Exchange Offer Agreement. For the convenience of the reader, such pro forma financial statements have been restated and presented below based on certain updated assumptions disclosed below, including in respect of the actual Exchange Ratio of 1.086 Units for each tendered CarnaudMetalbox Share. The accompanying unaudited pro forma consolidated condensed financial statements should be read in conjunction with the Notes thereto which are an integral part of such pro forma financial statements.

                   REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Crown Cork & Seal Company, Inc.

  We have reviewed the pro forma adjustments reflecting the transactions described in the notes to the pro forma financial statements (the "Notes") and the application of those adjustments to the historical amounts in the accompanying unaudited pro forma consolidated condensed balance sheet of the combined Crown Cork & Seal Company, Inc. ("Crown") and CarnaudMetalbox ("CarnaudMetalbox") businesses as of June 30, 1995 and the unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1994 and the six months ended June 30, 1995. The historical consolidated condensed financial statements of Crown are derived from the historical consolidated financial statements of Crown which were reviewed as of June 30, 1995 and for the six-month period then ended and audited as of December 31, 1994 and for the year then ended by us. The historical consolidated condensed financial statements of CarnaudMetalbox are derived from the historical consolidated financial statements of CarnaudMetalbox which were reviewed as of June 30, 1995 and for the six-month period then ended and audited as of December 31, 1994 and for the year then ended by other independent accountants. Such pro forma adjustments are based on management's assumptions as described in the Notes. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

  The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transactions occurred at an earlier date. However, the unaudited pro forma consolidated condensed financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

  Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above- mentioned transactions described in the Notes, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial statement amounts in the unaudited pro forma consolidated condensed balance sheet as of June 30, 1995 and the unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1994 and the six months ended June 30, 1995.

  The accompanying unaudited pro forma consolidated condensed financial statements were prepared by Crown using assumptions and sensitivity analyses that Crown believes are reasonable given the current structure of the transactions described in the Notes. However, the ultimate impact of the transactions on pro forma financial information is subject to the following uncertainties:

    (1) As discussed in Note 1, the accompanying unaudited pro forma consolidated condensed financial statements were prepared using two possible alternatives, including arbitrary assumptions that if 100% of the CarnaudMetalbox Shares are tendered, 50% of such shares are tendered for cash and 50% for Units, and that if 51% of the CarnaudMetalbox Shares are tendered, 15% of CarnaudMetalbox Shares are tendered for cash and 36% for Units. Since Crown is unable to determine in advance the number of CarnaudMetalbox Shares tendered into the Offer or cash/Unit election preferences, the ultimate purchase price, borrowings and number of shares of Crown Stock issued and the resultant effect on pro forma financial information could vary materially from the alternatives presented.

    (2) As discussed in Notes 2 and 7, the accompanying unaudited pro forma consolidated condensed financial statements do not reflect any allocation of purchase price to assets and liabilities since the appraisals and other studies on which the allocation will be based are not yet completed. Accordingly, the final allocations could be different from the amounts reflected therein and the differences could be material. Further, depending on the final determination of lives attributable to the excess purchase price over net assets acquired and identifiable intangibles, the pro forma financial information could also be materially affected.

    (3) As discussed in Note 1, the accompanying unaudited pro forma consolidated condensed financial statements have been prepared using assumed exchange rates. The use of exchange rates different from those disclosed in the Notes could have a material impact upon the pro forma financial information.

    (4) As discussed in Note 3, the accompanying unaudited pro forma consolidated condensed financial statements do not reflect any cost reductions or synergies which are expected in connection with consummating the transaction. Such savings, and the costs and expenses to accomplish them cannot be determined at this time. Such adjustments could have a material effect on the unaudited pro forma consolidated condensed financial statements.

Price Waterhouse LLP
Philadelphia, PA
December 13, 1995

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                                   UNAUDITED

                                                   ASSUMING 51% TENDERED   ASSUMING 100% TENDERED
                                                  CARNAUDMETALBOX SHARES   CARNAUDMETALBOX SHARES
                           HISTORICAL AMOUNTS      36% UNITS/15% CASH(1)    50% UNITS/50% CASH(1)
                          ----------------------  -----------------------  -----------------------
                                       CARNAUD-    PRO FORMA                PRO FORMA
                            CROWN      METALBOX   ADJUSTMENTS  PRO FORMA   ADJUSTMENTS  PRO FORMA
                          ----------  ----------  ----------- -----------  ----------- -----------
                                         (IN $ MILLIONS, EXCEPT PER SHARE DATA)
NET SALES...............      $2,513      $2,460                   $4,973                   $4,973
 Costs of products
  sold..................       2,086       1,919                    4,005                    4,005
 Depreciation and
  amortization(2)(10)...         129         146     $  4             279     $  35            310
 Selling and
  administrative
  expense...............          72         234                      306                      306
 Provision for
  restructuring(3)......          20          18                       38                       38
 Interest expense(4)....          74          58       24             156        83            215
 Interest income........          (6)        (12)                     (18)                     (18)
 Translation and
  exchange adjustments..           1           2                        3                        3
 Preference share
  dividends and other...                     (21)                     (21)                     (21)
                          ----------  ----------     ----     -----------     -----    -----------
INCOME FROM OPERATIONS
 BEFORE INCOME TAXES....         137         116      (28)            225      (118)           135
 Income taxes(5)........          41          16       (8)             49       (27)            30
 Equity in earnings of
  affiliates............           3           2                        5                        5
 Minority interests.....         (10)         (1)     (49)            (60)                     (11)
                          ----------  ----------     ----     -----------     -----    -----------
NET INCOME..............      $   89      $  101     $(69)         $  121     $ (91)        $   99
Crown Acquisition
 Preferred Stock
 dividends(6)...........                                8               8        11             11
                          ----------  ----------     ----     -----------     -----    -----------
Net income available for
 common stock...........      $   89      $  101     $(77)         $  113     $(102)        $   88
                          ==========  ==========     ====     ===========     =====    ===========
EARNINGS PER SHARE(11)..      $ 0.99     $  1.19                   $ 0.98                   $ 0.70
AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING.....  89,920,245  84,605,561              115,260,188              124,865,747

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                                 JUNE 30, 1995
                                   UNAUDITED

                                                    ASSUMING 51% TENDERED       ASSUMING 100% TENDERED
                                                   CARNAUDMETALBOX SHARES       CARNAUDMETALBOX SHARES
                            HISTORICAL AMOUNTS      36% UNITS/15% CASH(1)        50% UNITS/50% CASH(1)
                            ---------------------  --------------------------   --------------------------
                                        CARNAUD-    PRO FORMA                    PRO FORMA
                             CROWN      METALBOX   ADJUSTMENTS    PRO FORMA     ADJUSTMENTS    PRO FORMA
                            ---------  ----------  ------------   -----------   ------------   -----------
                                          (IN $ MILLIONS, EXCEPT PER SHARE DATA)
ASSETS
 Cash and cash
  equivalents(9(a))........ $      69   $     474    $      (32)   $       511    $      (92)   $       451
 Receivables...............       911         899                        1,810                        1,810
 Inventories...............       945         936                        1,881                        1,881
 Prepaid expenses and other
  current assets...........        72         503                          575                          575
 Long-term receivables.....        66          19                           85                           85
 Investments...............        57          41                           98                           98
 Excess of purchase price
  over net assets acquired,
  net of
  amortization(2)(7)(9(b))..    1,112       1,292           380          2,784         1,888          4,292
 Property, plant and
  equipment(2)(7)..........     1,937       1,766                        3,703                        3,703
 Other non-current assets..       109                                      109                          109
                            ---------   ---------    ----------    -----------    ----------    -----------
 TOTAL ASSETS.............. $   5,278   $   5,930    $      348    $    11,556    $    1,796    $    13,004
                            =========   =========    ==========    ===========    ==========    ===========
LIABILITIES AND SHAREHOLD-
 ERS' EQUITY
 Short-term debt and
  current portion of long-
  term debt................ $   1,087   $     568                  $     1,655                  $     1,655
 Accounts payable and
  accrued liabilities......       700       1,383                        2,083                        2,083
 Other current
  liabilities(9(c))........        13          72    $       67            152    $       48            133
 Long-term debt, excluding
  current
  maturities(4)(7).........     1,152       1,055           578          2,785         1,959          4,166
 Postretirement and pension
  liabilities..............       627         127                          754                          754
 Other non-current liabili-
  ties.....................       127         361                          488                          488
 Minority interests........       102         288           431            821                          390
 Crown Acquisition
  Preferred Stock(7).......                                 355            355           490            490
 Crown Common Stock(9(d))..       593         177           (51)           719            (2)           768
 Retained earnings(9(e))...     1,063         959        (1,036)           986        (1,061)           961
 Cumulative translation ad-
  justment.................      (174)       (537)          542           (169)          545           (166)
 Other shareholders'
  equity(9(f)).............       (12)      1,477          (538)           927          (183)         1,282
                            ---------   ---------    ----------    -----------    ----------    -----------
 TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY.....    $5,278   $   5,930    $      348    $    11,556    $    1,796    $    13,004
                            =========   =========    ==========    ===========    ==========    ===========

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                   UNAUDITED

                                                   ASSUMING 51% TENDERED   ASSUMING 100% TENDERED
                                                  CARNAUDMETALBOX SHARES   CARNAUDMETALBOX SHARES
                           HISTORICAL AMOUNTS      36% UNITS/15% CASH(1)    50% UNITS/50% CASH(1)
                          ----------------------  -----------------------  -----------------------
                                       CARNAUD-    PRO FORMA                PRO FORMA
                            CROWN      METALBOX   ADJUSTMENTS  PRO FORMA   ADJUSTMENTS  PRO FORMA
                          ----------  ----------  ----------- -----------  ----------- -----------
                                         (IN $ MILLIONS, EXCEPT PER SHARE DATA)
NET SALES...............      $4,452      $4,516                   $8,968                   $8,968
 Costs of products
  sold..................       3,700       3,521                    7,221                    7,221
 Depreciation and
  amortization(2)(10)...         218         262     $  11            491     $  73            553
 Selling and
  administrative
  expense...............         135         403                      538                      538
 Provision for
  restructuring(3)......         115          38                      153                      153
 Interest expense(4)....          99          73        49            221       167            339
 Interest income........          (7)        (17)                     (24)                     (24)
 Translation and
  exchange adjustments..          10           2                       12                       12
 Preference share
  dividends and other...                     (11)                     (11)                     (11)
                          ----------  ----------     -----    -----------     -----    -----------
INCOME FROM OPERATIONS
 BEFORE INCOME TAXES....         182         245       (60)           367      (240)           187
 Income taxes(5)........          55          22       (16)            61       (55)            22
 Equity in earnings of
  affiliates............          16                                   16                       16
 Minority interests.....         (12)        (41)      (84)          (137)        5            (48)
                          ----------  ----------     -----    -----------     -----    -----------
NET INCOME..............         131         182      (128)           185      (180)           133
Crown Acquisition
 Preferred Stock
 dividends(6)...........                                16             16        22             22
                          ----------  ----------     -----    -----------     -----    -----------
Net income available for
 common stock...........      $  131      $  182     $(144)        $  169     $(202)        $  111
                          ==========  ==========     =====    ===========     =====    ===========
EARNINGS PER SHARE(11)..      $ 1.47      $ 2.22                   $ 1.47                   $ 0.89
AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING.....  89,086,999  82,048,458              115,260,188              124,865,747

                       NOTES TO THE UNAUDITED PRO FORMA
                  CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

  1. The pro forma adjustments set forth herein were prepared on the basis of the following principal assumptions:

  (a) The unaudited pro forma consolidated condensed financial statements give effect to the acquisition of CarnaudMetalbox under the purchase method of accounting. Under the purchase method of accounting, the total purchase cost will be allocated to the assets and liabilities of CarnaudMetalbox based upon their relative fair values. The unaudited pro forma consolidated condensed financial statements do not reflect any allocation of purchase price to assets and liabilities since the appraisals and other studies on which the allocation will be based are not yet completed. Accordingly, the final allocations will be different from the amounts reflected herein. The unaudited pro forma consolidated condensed balance sheet combines the historical consolidated balance sheets of Crown and CarnaudMetalbox giving effect to the acquisition as if it had occurred on June 30, 1995. The unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1994 and the six months ended June 30, 1995 combine the historical consolidated statements of operations of Crown and CarnaudMetalbox giving effect to the acquisition as if it had occurred on January 1, 1994.

  The unaudited pro forma consolidated condensed financial statements are for illustrative purposes only and have been presented to meet the requirements of the SEC. They are not necessarily indicative of the results of operations that might have occurred had the acquisition actually taken place on January 1, 1994 or the actual financial position that might have resulted had the acquisition been consummated on June 30, 1995, or of future results of operations or financial position of Crown. Crown believes that the assumptions used, and sensitivity analyses presented, in the unaudited pro forma consolidated condensed financial statements are reasonable given the structure of the Offer. Crown also believes that any further adjustments to the unaudited pro forma consolidated condensed financial statements, other than in respect of transition and restructuring costs and expenses, would not have a material effect on these statements.

  The unaudited pro forma consolidated condensed financial statements are based on the historical consolidated financial statements of Crown and CarnaudMetalbox and should be read in conjunction with such historical financial statements and the notes thereto, which are, in the case of CarnaudMetalbox, included in the accompanying Prospectus, and, in the case of Crown, incorporated by reference herein. Furthermore, the historical financial statements for CarnaudMetalbox, prepared in accordance with French law (see "CARNAUDMETALBOX--Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1994" in the accompanying Prospectus) and presented in French francs, have for purposes of preparing these unaudited pro forma consolidated condensed financial statements been conformed to comply with U.S. GAAP and, in accordance with SFAS No. 52, have been translated to U.S. dollars at an assumed exchange rate equal to FF 5.511/$1.00 (the Average 1994 Noon Buying Rate) and FF 4.992/$1.00 (the Average Six Month 1995 Noon Buying Rate) for the pro forma statements of operations presented for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively, and FF 4.853/$1.00 (the June 1995 Noon Buying Rate) for the pro forma balance sheet presented as of June 30, 1995. See Note 2 of CarnaudMetalbox's consolidated financial statements for a reconciliation of CarnaudMetalbox's 1994 and 1993 net income and shareholders' equity to U.S. GAAP. Such translations should not be construed as representations that French franc amounts represent, have been or could be converted into, U.S. dollars at that or any other rate. The use of exchange rates different from those used in the unaudited pro forma consolidated condensed financial statements could have a material impact on the information presented therein. Certain information presented in the unaudited pro forma consolidated condensed financial statements is calculated based upon the Noon Buying Rate of December 18, 1995 which was FF 4.930/$1.00, as expressly noted therein.

  The unaudited pro forma consolidated condensed financial statements are based in part on the historical consolidated financial statements of CarnaudMetalbox included in the accompanying Prospectus. Although

Crown has no knowledge that would indicate such financial statements are materially inaccurate or incomplete, Crown did not prepare such financial statements and is not in a position to verify the information therein.

  These notes to the unaudited pro forma consolidated condensed financial statements describe the principal assumptions made in the preparation of the pro forma information. The unaudited pro forma consolidated condensed financial statements do not reflect financial results for Crown or CarnaudMetalbox after June 30, 1995. See "SUMMARY CROWN HISTORICAL FINANCIAL INFORMATION" in this Prospectus Supplement and "SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION--Crown Cork & Seal Company, Inc.-- Recent Developments" and "--CarnaudMetalbox--Recent Developments" in the accompanying Prospectus.

  (b) The Average Crown Common Stock Price is FF 207.26, the Exchange Ratio is
1.086 and all of the 2,017,922 employee options to purchase CarnaudMetalbox Shares outstanding as of June 30, 1995 are settled for cash. Crown has agreed pursuant to the Exchange Offer Agreement to settle for cash certain employee options for CarnaudMetalbox Shares, as discussed in "THE OFFER--Interests of Certain Persons in the Offer." Generally, holders of such options may also exercise their options and receive CarnaudMetalbox Shares which may be tendered into the Offer. Crown does not believe that any such option exercises would have a material effect on the unaudited pro forma consolidated condensed financial statements, taken as a whole.

  The number of CarnaudMetalbox Shares outstanding was 85,841,476 as of June 30, 1995. Since Crown is unable to determine in advance the proportion of tenders for the Cash Election Price versus Units in the Offer, Crown has prepared the unaudited pro forma consolidated condensed financial statements using the arbitrary assumption that, in the case where 100% of the CarnaudMetalbox Shares are tendered, 50% of such shares are tendered for cash and 50% for Units, meaning approximately 28% of the shares tendered by persons other than CGIP are tendered for Units. In addition, to facilitate comparison, Crown has assumed in the case where 51% of the CarnaudMetalbox Shares are tendered, approximately 28% of the shares tendered by persons other than CGIP are similarly tendered for Units, meaning that, in the aggregate, approximately 36% of the outstanding CarnaudMetalbox Shares are tendered for Units and approximately 15% are tendered for cash.

  The purchase price and related excess of purchase price over net assets acquired have been recorded in the unaudited pro forma consolidated condensed financial statements in U.S. dollars. The borrowings necessary to finance the cash portion of consideration under the Credit Facility have been committed in French francs. For information with respect to the impact of these assumptions on the unaudited pro forma consolidated condensed financial statements, see
Note 7.

  The following table presents certain information with respect to the number of tendered CarnaudMetalbox Shares and cash/Unit elections resulting from the assumptions described in the preceding paragraph and used in the preparation of the unaudited pro forma consolidated condensed financial statements:

                                                 ASSUMING 51%    ASSUMING 100%
                                                   TENDERED        TENDERED
                                                CARNAUDMETALBOX CARNAUDMETALBOX
                                                    SHARES          SHARES
                                                --------------- ---------------
Number of Shares Outstanding...................   85,841,476      85,841,476
CarnaudMetalbox Shares Owned by CGIP...........   26,188,956      26,188,956
CarnaudMetalbox Shares Held by Persons Other
 Than CGIP.....................................   59,652,520      59,652,520
CarnaudMetalbox Shares Tendered by Persons
 Other Than CGIP...............................   17,590,197      59,652,520
CarnaudMetalbox Shares Tendered for Units by
 Persons Other than CGIP.......................    4,934,050      16,731,782
Percentage of Non-CGIP CarnaudMetalbox Shares
 Tendered For Units(1).........................         28.0%           28.0%
CarnaudMetalbox Shares Tendered for Cash by
 Persons Other Than CGIP.......................   12,656,147      42,920,738
Percentage of Non-CGIP CarnaudMetalbox Shares
 Tendered for Cash.............................         72.0%           72.0%
Total CarnaudMetalbox Shares Tendered for
 Units.........................................   31,123,006      42,920,738
Exchange Ratio.................................        1.086           1.086
Units Issued...................................   33,799,545      46,611,921
 Shares of Crown Common Stock (75%)............   25,349,659      34,958,941
 Shares of Crown Acquisition Preferred Stock
  (25%)........................................    8,449,886      11,652,980
 Share Value(2)................................       $42.04          $42.04
 Value of Crown Common Stock Consideration ($
  millions)....................................       $1,065          $1,469
 Value of Crown Acquisition Preferred Stock
  Consideration ($ millions)...................         $355            $490
Cash Paid ($ millions)(3)......................         $578          $1,959

--------
(1) Changes in cash/Unit elections by tendering CarnaudMetalbox shareholders will affect the pro forma financial information. See Note 6 for certain effects of all CarnaudMetalbox shareholders tendering and electing Units. See Note 4 for certain effects of all CarnaudMetalbox shareholders tendering and, except for CGIP, electing cash.
(2) Equals Average Crown Common Stock Price of FF 207.26 divided by FF 4.930 (the Noon Buying Rate on December 18, 1995).
(3) Equals assumed number of CarnaudMetalbox Shares tendered for cash multiplied by the Cash Election Price of FF 225 divided by FF 4.930 (the Noon Buying Rate on December 18, 1995). Only holders of CarnaudMetalbox Shares who elect to receive cash will be entitled to receive such cash. Consequently, there can be no assurance as to the amount of cash that will be paid as consideration in the Offer.

  2. The pro forma adjustments reflect (a) assuming Crown acquires 100% of the CarnaudMetalbox Shares, increased amortization expense of $73 million and $35 million for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively, resulting from purchase price in excess of net assets acquired of $3,215 million, and total pro forma depreciation and amortization for the year ended December 31, 1994 and the six months ended June 30, 1995 of $553 million and $310 million, respectively, and (b) assuming Crown acquires 51% of the CarnaudMetalbox Shares, increased amortization expense of $11 million and of $4 million for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively, resulting from the purchase price in excess of net assets acquired of $1,676 million, and total pro forma depreciation and amortization for the year ended December 31, 1994 and the six months ended June 30, 1995 of $491 million and $279 million, respectively.

  The purchase price in excess of net assets acquired aggregates $3,215 million assuming Crown acquires 100% of the CarnaudMetalbox Shares, and $1,676 million assuming Crown acquires 51% of the CarnaudMetalbox Shares. For additional information as to the allocation of the purchase price for

CarnaudMetalbox Shares among the assets of CarnaudMetalbox and the determination of the purchase price in excess of net assets acquired, refer to
Note 7 below. For purposes of determining amortization expense for the unaudited pro forma income statements the following assumptions were made:

  . Historical goodwill of approximately $1.3 billion reflected on CarnaudMetalbox's financial statements has been amortized over a period of 40 years. This balance arose primarily from acquisitions, and the 40 year life assigned by CarnaudMetalbox was therefore deemed appropriate. Crown believes, based on knowledge obtained during its due diligence investigation, that this amount is the minimum amount which ultimately will be assigned a 40 year life.

  . The remaining purchase price in excess of net assets acquired of approximately $1.9 billion, assuming Crown acquires 100% of the CarnaudMetalbox Shares, and $400 million, assuming Crown acquires 51% of the CarnaudMetalbox Shares, has been amortized over a period of 25 years. Given the incomplete status of the property, plant and equipment appraisals, no fair value allocation can be made to these assets or to other identifiable intangible assets. Since no final allocation can currently be made, based upon an assumed range of depreciable lives of a minimum of 10 years up to a maximum of 40 years, an average of 25 years was used to amortize this excess. Crown believes that no material depreciable assets will be acquired from CarnaudMetalbox with lives shorter than 10 years. Depending on the final allocation of purchase price to intangibles other than excess purchase price over net assets acquired and property, plant and equipment, these average lives could vary substantially. Assuming Crown acquires 100% of the CarnaudMetalbox Shares, if the average life of the remaining excess purchase price increased five years, the effect would be to decrease amortization expense by $13 million per year and increase pro forma net income by $13 million or $0.10 per share for the year ended December 31, 1994 and $6.5 million or $0.05 per share for the six months ended June 30, 1995. Assuming Crown acquires 100% of the CarnaudMetalbox Shares, if the average life of the remaining excess purchase price decreased five years, the effect would be to increase pro forma amortization expense by $20 million per year and decrease pro forma net income by $20 million or $0.16 per share of the year ended December 31, 1994 and $10 million or $0.08 per share for the six months ended June 30, 1995.

  3. The unaudited pro forma consolidated condensed financial statements do not reflect any cost reductions attributable to increased purchasing volumes, knowledge of markets and economies of scale of the combined company with respect to certain raw materials or any cost savings which may result from reductions and elimination of redundancies in sales, general and administrative, marketing and research and development expenses and other integration efficiencies. In addition, these unaudited pro forma consolidated condensed financial statements do not include any transition and restructuring costs and expenses which are expected to be incurred in connection with consummating the Offer and integrating the operations of Crown and CarnaudMetalbox. Such costs and expenses presently cannot be reasonably predicted by Crown, given the limited nature of Crown's due diligence investigation to date, in a manner sufficient to quantify the amount and timing of such charges under U.S. GAAP. Crown expects to determine the amount and timing of these costs and expenses after the consummation of the Offer and to make appropriate adjustments to amortization expense and reserves for restructuring charges and other appropriate items. Such adjustments to the purchase price in excess of net assets acquired will be consistent with the principles set forth in APB 16, SFAS 38 and EITF 95-3. Any such adjustments may have a material impact on these unaudited pro forma consolidated condensed financial statements. To the extent that such costs are incurred, the purchase price in excess of net assets acquired and the related amortization would increase. For illustrative purposes only, if costs of this nature totalled $250 million, assuming Crown acquires 100% of the CarnaudMetalbox Shares, amortization expense would increase by approximately $10 million on a yearly basis and pro forma income would decrease by $0.08 per share. For every increment or reduction by $50 million of such restructuring costs, amortization expense would increase or decrease, respectively, by approximately $2 million on a yearly basis and pro forma income would increase or decrease by $0.02 per share. See "THE CARNAUDMETALBOX PROPOSALS-- Recommendation of Crown's Board of Directors; Reasons for the CarnaudMetalbox Transaction" in the accompanying Prospectus.

  In addition, these unaudited pro forma consolidated condensed financial statements do not include the effects of any proposed divestiture of plants and operations Crown has undertaken in connection with obtaining the authorization of the European Commission. Crown believes such proposed divestiture will not be material to the combined company or its results of operations or financial position. See "THE CARNAUDMETALBOX PROPOSALS-- Regulatory Approvals" in the accompanying Prospectus.

  4. Assuming 100% of the CarnaudMetalbox Shares are acquired by Crown in the Offer, the pro forma adjustments reflect the estimated interest expense attributable to borrowings of $1,959 million for the year ended December 31, 1994 and for the six months ended June 30, 1995 under the Credit Facility incurred to finance the acquisition at an estimated borrowing rate of 8.5% per annum. Changing the estimated borrowing rate by .5% ( 1/2%) per annum would change pro forma net income by $6.6 million or $0.05 per share and $3.3 million or $0.03 per share for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. Assuming 51% of the CarnaudMetalbox Shares are acquired by Crown in the Offer, the pro forma adjustments reflect the estimated interest expense attributable to borrowings of $578 million for the year ended December 31, 1994 and for the six months ended June 30, 1995 incurred to finance the acquisition at an estimated borrowing rate of 8.5% per annum. Changing the estimated borrowing rate by 0.5% ( 1/2%) per annum would change pro forma net income by $1.9 million or $0.02 per share and $1 million or $0.01 per share for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively. See "THE OFFER--Sources of Funds." For information regarding the determination of the borrowings required to finance the acquisition, see Note 1(b) above. If 100% of the CarnaudMetalbox Shares were tendered into the Offer, and all holders of such shares, other than CGIP, elected to receive cash, the pro forma adjustment for borrowings as of June 30, 1995 would have been $2.7 billion and (a) the pro forma adjustment for interest expense would have been $230 million and pro forma net income would have been $68 million or $0.55 per share for the year ended December 31, 1994 and (b) the pro forma adjustment for interest expense would have been $115 million and pro forma net income would have been $66 million or $0.53 per share for the six months ended June 30, 1995. For information with respect to the Credit Facility and the intended repayment thereof, including Crown's intentions with respect to possible issuances of equity securities following the Offer, see "THE OFFER--Sources of Funds" in this Prospectus Supplement and "THE CARNAUDMETALBOX PROPOSALS--Recommendation of Crown's Board of Directors; Reasons for the CarnaudMetalbox Acquisition" and "--Sources of Funds" in the accompanying Prospectus. See Note 8 for additional effects of varying interest rates on pro forma net income. The foregoing borrowings were calculated based on the December 18, 1995 Noon Buying Rate of 4.930.

  5. Pro forma adjustments to reflect income tax effects are calculated at an estimated statutory rate of 33% for those adjustments subject to tax or which qualify for tax deductions for the periods presented. The pro forma adjustments were prepared on the assumption that interest expense on borrowings incurred to finance the acquisition (see Note 4) is deductible at such statutory rate. The applicable statutory tax rate may vary depending upon the ultimate structure of such borrowings and the number of CarnaudMetalbox Shares acquired by Crown in the Offer. See Note 8 for the effect of varying tax rates on pro forma net income. Changing the estimated tax rate by 3% would
(a) assuming 100% of the CarnaudMetalbox Shares are acquired by Crown in the Offer, change pro forma net income by $5 million or $0.04 per share and $2.5 million or $0.02 per share for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively, and (b) assuming 51% of the CarnaudMetalbox Shares are acquired by Crown in the Offer, change pro forma net income by $1.5 million or $0.01 per share and $0.7 million or less than $0.01 per share for the year ended December 31, 1994 and the six months ended June 30, 1995, respectively.

  6. Assuming 100% of the CarnaudMetalbox Shares are tendered into the Offer, the pro forma adjustment reflects $22 million and $11 million of dividends for the year ended December 31, 1994 and six months ended June 30, 1995, respectively, payable on $490 million aggregate liquidation value of Crown Acquisition Preferred Stock issued in the Offer, and net income available to common shareholders would have been $111 million or $0.89 per share for the year ended December 31, 1994 and $88 million or $0.70 per share for the six months ended June 30, 1995. See Note 1. Assuming 51% of the CarnaudMetalbox Shares are tendered into the Offer, the pro forma adjustment reflects $16 million and $8 million of dividends for the year ended December 31, 1994 and six months ended June 30, 1995, respectively, payable on $355 million aggregate liquidation value of Crown Acquisition Preferred Stock issued in the Offer, respectively, and net income available to common shareholders would have been $169 million or $1.47 per share for the year ended December 31, 1994 and $113 million or $0.98 per share for the six months ended June 30, 1995. If 100% of the CarnaudMetalbox Shares were tendered into the Offer, and all holders of such shares elected to receive Units, the pro forma adjustment for preferred stock dividends would have been $44 million and $22 million for the year ended December 31, 1994 and six months ended June 30, 1995, respectively, payable on $980 million aggregate liquidation value of Crown Acquisition Preferred Stock issued in the Offer, and pro forma net income available to common shareholders would have been $201 million or $1.26 per share for the year ended December 31, 1994 and $133 million or $0.84 per share for the six months ended June 30, 1995.

  7. Pro forma adjustments to allocate the purchase price are as follows:

                                                         51% SHARES 100% SHARES
                                                          TENDERED   TENDERED
                                                         36% UNITS/ 50% UNITS/
                                                          15% CASH   50% CASH
                                                         ---------- -----------
                                                            (IN $ MILLIONS)
Components of estimated purchase price (1):
  Crown Common Stock....................................   $1,065     $1,469
  Crown Acquisition Preferred Stock.....................      355        490
  Cash portion of consideration.........................      578      1,959
  Transaction costs incurred............................       50         50
  Cost of settling outstanding stock options issued to
   CarnaudMetalbox employees............................       25         25
                                                           ------     ------
Total purchase price:                                      $2,073     $3,993
                                                           ======     ======
Allocation of purchase price:
  Net assets acquired at historical cost (2)............   $  397     $  778
  Excess of purchase price over net assets acquired.....   $1,676     $3,215
                                                           ------     ------
                                                           $2,073     $3,993
                                                           ======     ======

--------
(1) As set forth above, the purchase price allocation has been determined using U.S. dollars. Assuming 100% of the CarnaudMetalbox Shares are acquired by Crown in the Offer, the effect of financing the cash portion of the consideration in French francs would reduce pro forma interest and amortization expense by $26 million or $0.21 per share for the year ended December 31, 1994 and by $2 million or $0.02 per share for the six months ended June 30, 1995 as a result of translating French franc denominated interest expense and amortization expense at the Average 1994 Noon Buying Rate or the Average Six Month 1995 Noon Buying Rate, as the case may be.
(2) The historical cost of CarnaudMetalbox's net assets is calculated as set forth below (all French franc amounts are translated into U.S. dollars at the June 30, 1995 Noon Buying Rate of 4.853).

                                                                  FF      $US
                                                                -------  -------
                                                                (IN MILLIONS)
U.S. GAAP shareholders equity..................................  10,075   2,076
Goodwill*......................................................  (4,241)   (874)
U.S. GAAP adjustments to goodwill..............................     161      33
Intangible assets*.............................................  (4,812)   (992)
U.S. GAAP adjustments to intangible assets.....................   2,593     535
                                                                -------  ------
Historical cost of net assets..................................   3,776     778
                                                                =======  ======

--------
* Calculated in accordance with French accounting standards.

  There may be additional adjustments to reflect the fair value of assets acquired or for costs to be incurred subsequent to the acquisition to reflect the combination of the two companies. See Notes 2 and 3 above. In addition, as described above, the allocations and adjustments set forth herein are not final and are subject to change. Fluctuations in the value of Crown Common Stock and Crown Acquisition Preferred Stock as of the consummation of the Offer will affect the actual amount of the excess of purchase price over the net assets acquired and the related amortization expense of the combined company. Solely for purposes of calculating the estimated purchase price above, each share of Crown Common Stock and Crown Acquisition Preferred Stock is assumed to have a value of FF 207.26, or $42.04 assuming an exchange rate equal to FF 4.930 (the December 18, 1995 Noon Buying Rate). If the Noon Buying Rate at the time of consummation of the Offer is less than the December 18, 1995 Noon Buying Rate, the total purchase price and the amount allocated to goodwill and other identified intangible assets will increase.

  8. The following tables reflect the compounded impact of changes in assumed interest rates, tax rates and the amortization period for the excess of the purchase price over net assets acquired.

  With respect to the pro forma net income per share of Crown Common Stock set forth above, the effect of decreasing the interest rate to 8%, increasing the tax rate to 36% on pro forma adjustments and increasing the amortization period to 30 years for the excess of the purchase price over net assets acquired is as follows:

                           FOR THE SIX MONTHS ENDED         FOR THE YEAR ENDED
                                JUNE 30, 1995               DECEMBER 31, 1994
                           ---------------------------    ----------------------
                           51% SHARES     100% SHARES     51% SHARES 100% SHARES
                            TENDERED        TENDERED       TENDERED   TENDERED
                           36% UNITS/      50% UNITS/     36% UNITS/ 50% UNITS/
                            15% CASH        50% CASH       15% CASH   50% CASH
                           ------------   ------------    ---------- -----------
Net income per share of
 Crown Common Stock.......   $       0.98   $       0.70    $ 1.47     $ 0.89
Effect of decreasing the
 interest rate by 1/2 of
 1%.......................           0.01           0.03      0.02       0.05
Effect of increasing the
 tax rate by 3 percentage
 points...................            --            0.02      0.01       0.04
Effect of increasing the
 amortization period by 5
 years for the excess of
 the purchase price over
 net assets acquired......           0.01           0.05      0.03       0.10
                             ------------   ------------    ------     ------
Revised net income per
 share of Crown Common
 Stock....................   $       1.00   $       0.80    $ 1.53     $ 1.08
                             ============   ============    ======     ======

  With respect to the pro forma net income per share of Crown Common Stock set forth above, the effect of increasing the interest rate to 9%, decreasing the tax rate to 30% on pro forma adjustments and reducing the amortization period to 20 years for the excess of the purchase price over net assets acquired is as follows:

                          FOR THE SIX MONTHS ENDED           FOR THE YEAR ENDED
                               JUNE 30, 1995                 DECEMBER 31, 1994
                          ----------------------------     ----------------------
                          51% SHARES      100% SHARES      51% SHARES 100% SHARES
                           TENDERED         TENDERED        TENDERED   TENDERED
                          36% UNITS/       50% UNITS/      36% UNITS/ 50% UNITS/
                           15% CASH         50% CASH        15% CASH   50% CASH
                          ------------    ------------     ---------- -----------
Net income per share of
 Crown Common Stock.....    $       0.98    $       0.70     $ 1.47     $ 0.89
Effect of increasing the
 interest rate by 1/2 of
 1%.....................           (0.01)          (0.03)     (0.02)     (0.05)
Effect of decreasing the
 tax rate by 3
 percentage points......             --            (0.02)     (0.01)     (0.04)
Effect of reducing the
 amortization period by
 5 years for the excess
 of the purchase price
 over net assets
 acquired...............           (0.02)          (0.08)     (0.04)     (0.16)
                            ------------    ------------     ------     ------
Revised net income per
 share of Crown Common
 Stock..................    $       0.95    $       0.57     $ 1.40     $ 0.64
                            ============    ============     ======     ======

  9. The pro forma adjustments reflected on the unaudited pro forma consolidated condensed balance sheet at June 30, 1995 were prepared on the basis of the following principal assumptions:

                                                       ASSUMING     ASSUMING
                                                     51% TENDERED 100% TENDERED
                                                        SHARES       SHARES
                                                     ------------ -------------
(a)Cash and cash equivalents:
  Interest for period...............................       (24)         (83)
  Preferred dividends...............................        (8)         (11)
  Cumulative translation adjustment.................                      2
                                                        ------       ------
                                                           (32)         (92)
                                                        ======       ======
(b)Excess of purchase price over net assets
 acquired, net of amortization:
  Total acquisition goodwill........................     1,676        3,215
  Eliminate CarnaudMetalbox goodwill................    (1,292)      (1,292)
  Amortization for the period.......................        (4)         (35)
                                                        ------       ------
                                                           380        1,888
                                                        ======       ======
(c)Other current liabilities:
  Taxes for period..................................        (8)         (27)
  Cost of settling outstanding stock options issued
   to CarnaudMetalbox employees.....................        25           25
  Transaction fees..................................        50           50
                                                        ------       ------
                                                            67           48
                                                        ======       ======
(d)Common stock:
  Total value of common stock issued................     1,065        1,469
  Excess over par...................................      (939)      (1,294)
                                                        ------       ------
  Par value of common stock issued..................       126          175
  Eliminate common stock of CarnaudMetalbox.........      (177)        (177)
                                                        ------       ------
                                                           (51)          (2)
                                                        ======       ======
(e)Retained earnings:
  Eliminate retained earnings of CarnaudMetalbox....      (959)        (959)
  Net income for six months ended June 30, 1995.....       (77)        (102)
                                                        ------       ------
                                                        (1,036)      (1,061)
                                                        ======       ======
(f)Other shareholders' equity:
  Excess over par of common stock issued............       939       1 ,294
  Eliminate CarnaudMetalbox other shareholders'
   equity...........................................    (1,477)      (1,477)
                                                        ------       ------
                                                          (538)        (183)
                                                        ======       ======

  10. The pro forma adjustments reflected on the pro forma consolidated condensed statement of operations for the year ended December 31, 1994 and the six month period ended June 30, 1995 were prepared on the basis of the following principal assumptions:

                                         ASSUMING              ASSUMING
                                       51% TENDERED          100% TENDERED
                                          SHARES                SHARES
                                   --------------------- ---------------------
                                   DECEMBER 31, JUNE 30, DECEMBER 31, JUNE 30,
                                       1994       1995       1994       1995
                                   ------------ -------- ------------ --------
Depreciation and Amortization:
Amortization of Crown purchase
 price in excess of net assets
 acquired.........................      49         24        111         55
CarnaudMetalbox historical
 amortization.....................     (38)       (20)       (38)       (20)
                                       ---        ---        ---        ---
                                        11          4         73         35
                                       ===        ===        ===        ===

  11. Crown Common Stock equivalents do not reduce primary earnings per share by more than 3% and have been excluded from the earnings per share calculation. Crown has determined that the Crown Acquisition Preferred Stock is not a Crown Common Stock equivalent and is not assumed to be converted for purposes of computing net income per common share.

                                    EXPERTS

  With respect to the unaudited historical consolidated financial information of Crown Cork & Seal Company, Inc. for the six month period ended June 30, 1995 and the nine month period ended September 30, 1995 and the unaudited pro forma consolidated condensed balance sheet as of June 30, 1995 and the unaudited pro forma consolidated condensed statements of operations for the six months ended June 30, 1995 and the year ended December 31, 1994, included (or incorporated by reference) in this Prospectus Supplement, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 20, 1995, December 4, 1995 and December 13, 1995 appearing (or incorporated by reference) herein, state that they did not audit and they do not express an opinion on the unaudited historical consolidated financial information or the unaudited pro forma consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their reports had not been included. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited historical consolidated financial information and on the unaudited pro forma consolidated financial information because such reports are not a "report" or a "part" of the Registration Statement prepared or certified by Price Waterhouse LLP within the meaning of Sections 7 and 11 of the Securities Act.

                                                                        ANNEX A

  The data set forth below is derived from certain information included in accordance with French custom and practice in the note d'information published in France with respect to the Offer, and provides a comparison of the following items on a per CarnaudMetalbox Share and per Unit basis for fiscal years 1993 and 1994 and the first half of fiscal year 1995:

    (1) operating income;
    (2) current income before income taxes;
    (3) net income (after minority interests), before non-recurring items;
  and
    (4) net tangible consolidated assets (after minority interests).

In addition, information with respect to average trading prices of shares of Crown Common Stock and CarnaudMetalbox Shares prior to the announcement of the Exchange Offer Agreement, also derived from the note d'information, is set forth below.

  For purposes of the calculations below involving Units, each share of Crown Acquisition Preferred Stock was deemed to be equivalent to the number of shares of Crown Common Stock into which it could be converted. Accordingly, each share of Crown Acquisition Preferred Stock has been deemed to be equivalent to 0.91 shares of Crown Common Stock, and one Unit has been deemed to be equivalent to: 0.75 + (0.25 X 0.91) = 0.98 shares of Crown Common Stock.

  The number of shares used in the calculations below corresponds to the average number of shares outstanding for the relevant period, except that for the calculations based on net tangible consolidated assets, period end figures were used:

                                   CARNAUDMETALBOX
                                       SHARES         SHARES OF CROWN COMMON STOCK
                                --------------------- -----------------------------
                                             END OF
                                 AVERAGE     PERIOD      AVERAGE     END OF PERIOD
                                ---------- ---------- -------------- --------------
First Half of Fiscal Year 1995  84,605,561 85,841,476     89,920,245     90,316,796
Fiscal Year 1994                82,048,458 82,296,751     89,086,999     89,360,040
Fiscal Year 1993                81,119,881 81,248,145     87,086,553     88,814,533

  Unless otherwise indicated, the Crown data used in the calculations were taken from Crown's consolidated audited annual financial statements and consolidated unaudited six-month financial statements. The financial statements of Crown are prepared in accordance with U.S. GAAP while those of CarnaudMetalbox are prepared in accordance with French law. CarnaudMetalbox net income and shareholders' equity for and as of June 30, 1994 and 1995 and December 31, 1993 and 1994 has been reconciled from the accounting standards used by CarnaudMetalbox (which comply with French law) to U.S. GAAP and, to provide consistency, the CarnaudMetalbox data provided below have been restated under U.S. GAAP on the basis of such reconciliation. See Note 2 to the CarnaudMetalbox consolidated financial statements for and as of June 30, 1994 and 1995 and December 31, 1993 and 1994, included in the Prospectus. In addition, the necessary adjustments to present CarnaudMetalbox's income statement and shareholders' equity in accordance with U.S. GAAP have been applied to the appropriate line items of the income statement and the balance sheet.

  Crown French franc data were obtained by using the average Noon Buying Rate during the relevant period, except that with respect to the calculations for net tangible consolidated assets the exchange rate used was the Noon Buying Rate on the last day of the relevant period. The translation into French francs of trading prices of Crown Common Stock was obtained by applying the Noon Buying Rate on the relevant date.

                                                1ST HALF 1995 1994 1993
   OPERATING INCOME(1)                          ------------- ---- ----
                                                  (IN FF, EXCEPT FOR
                                                        RATIOS)
   CarnaudMetalbox (per CarnaudMetalbox Share)      10.5      24.4 22.6
   Crown (per Unit)                                 13.1      25.9 25.4
   CarnaudMetalbox/Crown Ratio                      0.81      0.94 0.89
                                                1ST HALF 1995 1994 1993
   CURRENT INCOME BEFORE INCOME TAXES(2)        ------------- ---- ----
                                                  (IN FF, EXCEPT FOR
                                                        RATIOS)
   CarnaudMetalbox (per CarnaudMetalbox Share)       8.0      18.3 15.2
   Crown (per Unit)                                  9.4      19.8 19.7
   CarnaudMetalbox/Crown Ratio                      0.85      0.92 0.77
                                                1ST HALF 1995 1994 1993
   NET INCOME BEFORE NON-RECURRING ITEMS(3)     ------------- ---- ----
                                                  (IN FF, EXCEPT FOR
                                                        RATIOS)
   CarnaudMetalbox (per CarnaudMetalbox Share)       5.8      12.8  9.3
   Crown (per Unit)                                  5.5      12.4 11.5
   CarnaudMetalbox/Crown Ratio(4)                   1.05      1.04 0.81
                                                1ST HALF 1995 1994 1993
   NET TANGIBLE CONSOLIDATED ASSETS(5)          ------------- ---- ----
                                                  (IN FF, EXCEPT FOR
                                                        RATIOS)
   CarnaudMetalbox (per CarnaudMetalbox Share)      45.7      48.9 40.4
   Crown (per Unit)                                 18.8      14.2  8.7
   CarnaudMetalbox/Crown Ratio                      2.43      3.44 4.64

--------
(1) Income from operations before goodwill amortization expense, restructuring expense, interest income and expense, translation and exchange adjustments and income taxes pursuant to U.S. GAAP (see amounts in tables below).
(2) Income from operations before goodwill amortization expense, restructuring expense and income taxes pursuant to U.S. GAAP (see amounts in tables below).
(3) Net income before cumulative effect of changes in accounting methods and restructuring expense (net of tax) pursuant to U.S. GAAP. The cumulative effect of changes in accounting methods amounts to $81.8 million for Crown in 1993 (see amounts in tables below).
(4) The ratios would have been 1.24, 1.54 and 0.76 for the first half of 1995, 1994 and 1993, respectively, if computed on the basis of reported net income (after minority interests and non-recurring items) and pursuant to U.S. GAAP.
(5) Net of goodwill (see amounts in tables below).

The tables below set forth certain amounts used in the foregoing calculations:

   CARNAUDMETALBOX                    1ST HALF 1995 1994  1993
   ---------------                    ------------- ----- -----
                                          (MILLIONS OF FF)
   Restructuring charges (pre tax)           90       211   306
   Restructuring charges (after tax)         66       163   236
   Gains on disposals (pre tax)              82       242   193
   Gains on disposal (after tax)             82       110   193
   Goodwill amortization                     86       179   168
   Total goodwill(1)                      6,148     6,153 6,222

   CROWN                     1ST HALF 1995  1994    1993   1ST HALF 1995 1994  1993
   -------                   ------------- ------- ------- ------------- ----- -----
                                    (MILLIONS OF $)            (MILLIONS OF FF)
   Restructuring charges
    (pre tax)                      20.2      114.6       0     100.8     631.6     0
   Restructuring charges
    (after tax)                    12.8       73.2       0      63.9     403.4     0
   Gains on disposals (pre
    tax)                            --         --      --        --        --    --
   Gains on disposal (after
    tax)                            --         --      --        --        --    --
   Goodwill amortization           15.2       29.6    28.1      75.9     163.1 159.7
   Total goodwill(1)            1,112.1    1,122.4 1,119.1     5,397     5,999 6,624

--------
(1) For CarnaudMetalbox, the figures correspond to the sum of the amount reported in the balance sheet as goodwill and of the amount reported as intangible assets. Such intangible assets principally include goodwill created upon the merger of Carnaud and Metal Box.

TRADING PRICES(1)

                        CARNAUDMETALBOX
                     FOR 1 CARNAUDMETALBOX   CROWN
       (FF)                  SHARE         FOR 1 UNIT CARNAUDMETALBOX/CROWN
       ----          --------------------- ---------- ---------------------
High 1995                    192.2           222.1            0.87
Low 1995                     167.0           192.2            0.87
Last (May 22, 1995)          189.7           208.4            0.91
Average 1 month              183.6           206.7            0.89
Average 3 months             177.9           207.4            0.86
Average 6 months             180.9           205.7            0.88
Average 1 year               178.5           200.0            0.89

--------
(1) For periods ending May 22, 1995. The announcement of the Exchange Offer Agreement between CGIP and Crown was made after the close of trading on such date. On the basis of the closing prices of Crown and CarnaudMetalbox as of December 18, 1995 and of the average of such stock prices for the 1 and 6 months periods ending on December 18, 1995, the ratio of stock market prices would have been 1.14, 1.08 and 1.04, respectively.

  The Cash Election Price of FF 225 per share values CarnaudMetalbox at 19,380 million French francs (not including stock options) and represents 23.2x 1993 consolidated net income and 20.4x 1994 consolidated net income of CarnaudMetalbox.

  With respect to the trading price of CarnaudMetalbox Shares, the Cash Election Price represents a premium of

  --17.1% over the 1995 highest trading price prior to the date of the announcement of the Offer;

  --18.6% over the latest trading price prior to the date of the announcement of the Offer;

  --22.5% over the average trading price for the month preceding the date of the announcement of the Offer;

  --26.5% over the average trading price for the three month period preceding the date of the announcement of the Offer;

  --24.4% over the average trading price for the six month period preceding the date of the announcement of the Offer; and

  --26.1% over the average trading price for the year preceding the date of the announcement of the Offer.